SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2016
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia

Corporate Taxpayer No. (CNPF/MF)76.483.817/0001-20

State Registration No. 10146326-50

Publicly-held company - CVM Registration No. 1431-1

www.copel.com copel@copel.com

Rua Coronel Dulcídio, 800, Batel - Curitiba - PR

CEP 80420-170

MANAGEMENT'S REPORT

AND FINANCIAL STATEMENTS

2015

CONTENTS

MESSAGE FROM THE CEO			3
1.	ORGANIZATIONAL PROFILE		5
2.	CORPORATE GOVERNANCE		8
	2.1.Management	9
3.	OPERATING PERFORMANCE		16
	3.1.Macroeconomic analysis	16
	3.2.Regulatory environment	17
	3.3.Business Segments	20
4.	ECONOMIC-FINANCIAL PERFORMANCE		37
	4.1.Net Operating Revenues	37
	4.2.Operating Costs and Expenses	37
	4.3.EBITDA	38
	4.4.Financial Result	38
	4.5.Added Value	39
	4.6.Debt	39
	4.7.Net income	40
	4.8.Shares	41
	4.9.Consumer Default	41
	4.10.Investment Program	42
5.	ENVIRONMENTAL PERFORMANCE		43
	5.1.Personnel management	43
	5.2.Suppliers	45
	5.3.Customers	45
	5.4.Community	47
	5.5.Environment	51
6.	SOCIAL BALANCE SHEET		55
7.	COMPOSITION OF GROUPS RESPONSIBLE FOR GOVERNANCE		58

MESSAGE FROM THE CEO

The Brazilian economy was severely tested in 2015, not excepting the electricity sector as an essential component of the entire production chain, which faced specific difficulties in the regulatory, economic and environmental scenarios that have only gradually been reformulated. In the midst of adversity, Copel was able to tackle these challenges and create the kind of growth opportunities that arise only in the most complex crises. By rapidly responding to challenges in many of our areas of business we were able to post robust results, such as R$1.3 billion net profit this year.

In a year in which governance was under the spotlight for both the country and the business community, transparency has become an everyday exercise in many Brazilian institutions. Copel was able to internalize this sentiment, make its operations even more transparent and pay special attention to the management of people. Proof of this was our setting up a Compliance unit - which builds trust among stakeholders, combats corruption and harmonizes company values with the corporate culture - and an Innovation Coordinator unit to foster company-wide technological development and innovation.

In relation to transparency in employee relations, a recently launched program is conducting a full review of our communication at all levels in order to make it more and more horizontal, harmonious and collaborative at the same time as we are developing a leadership training program aligned with these same values and common goals. This major initiative will now seed numerous projects in all spheres of the corporate entity that are planning and working to build the Copel of the future.

We are undertaking this change at a time in which the market is experiencing a period of impasse. Due to so-called hydrological risk power generator companies are being hit by an avalanche of injunctions that endanger sustainability in the short-term market. Despite the difficulties involved, the Copel has acted strategically and taken the right decisions. We were the winning bidders for the Parigot de Souza plant, and this will ensure good results for our shareholders. In addition, the Company was able to effectively resolve problems with suppliers delaying progress on the new Colíder plant in northern Mato Grosso and we are currently working with fine perspectives for the project.

We also made the successful bid for Lot E of ANEEL's Auction No. 5 in the amount of R$ 97.9 million. The lot consists of 230 km of transmission lines and 900 MVA power through substations and facilities that will be used to expand the transmission system in the states of Parana and Santa Catarina, while also driving growth in terms of the load and offtake of power generated by the Baixo Iguaçu hydroelectric power plant (UHE), in which Copel owns a 30% stake, where construction work was resumed in early 2016.

In 2015, as a significant milestone in the diversification of our generation facilities - which obtain 93% of their energy from renewable sources - we started operating 15 owned wind farms in the Northeast and ended the year with 330.5 MW of installed capacity. By 2019 we will have 13 new wind farms for a total investment of R$ 1.9 billion.

High quality production, transport and delivery of energy ensures fully satisfied customers, thus once again confirming the excellence of our services. For the fourth time in five years, our customers evaluated Copel as Brazil's best energy distributor according to the 2015 survey conducted by the Brazilian Association of Electric Energy Distributors (ABRADEE). Added to the conquest of the extension of our concession for another 30 years, in December, these cases of awards provide recognition of the through nature of our work and encourage us to constantly strive to do our best in all our activities.

In a harsh environmental scenario and a period in which strict financial management is required, we appreciate the difficulty of being able to report less frequent and shorter power outages. Year after year, therefore, we have allocated more resources for new technologies that will fulfill this aim. The evidence of our active stance on this guideline is there in our expanding the smart grid program and rolling out a program (Mais Clic Rural) that will be allocating R$ 500.0 million to modernize rural grids in the next three years.

It was also this emphasis on high technology that prompted Copel Telecomunicações to extend optical fiber to reach 399 municipalities in Paraná and 2 in Santa Catarina. The high demand for this service shows that our broadband is delivering the high level of quality that the people of Paraná are demanding, and connectivity options here are now comparable to standards of the planet's most developed countries.

For Copel, sustainability is more than just a way of doing things; it is primarily a vision of the future that we are working for in the ten Brazilian states in which we operate. This report presents details of these and other highlights of the work Copel developed in 2015.

We hope you will enjoy reading it

Luiz Fernando Leone Vianna

Chief Executive Officer

1.    Organizational profile

Copel, whose 61st anniversary was in October 2015, is a mixed-capital company that is structured as a holding company to operate the latest technology in generation, transmission and distribution of energy, and in telecommunications. We operate an electric system supplied by our own generation plants, transmission lines, substations, distribution lines and grids and an optical telecommunications system serving every one of the cities in the state. We are also engaged in the sanitation, gas and oil sectors.

•  Awards and certifications

Major certifications and awards received in 2015 included:

Awards/Certifications	Certifying entity
Honor - Social Responsibility Policy	Erasto Gaertner Hospital
Abradee Award - Best Distribution Company	Brazilian Association of Electricity Distributors
Telecom Year Book - Large-sized Public Company	Fórum Editorial
CIER Award for Best Distribution Company - Silver category	America Latina
Telecom Year Book - Corporate Services	Fórum Editorial
Partners of CIEE - PR	Centro de Integração Empresa-Escola PR
Greatest Leaders - 500 Largest - The largest company in the State of Paraná	Amanhã magazine
Honorable Mention - For its activities during 15 years of aw ards by Coge Foundation.	COGE Foundation
"Empresa Cidadã" - Recognition for all efforts and initiatives for the success of the activities of "Pequeno Cotolengo".	Pequeno Cotolengo Paranaense
"Empresa Cidadã" - Copel - Certified for the information presented in the Social Balance Sheet	Regional Accounting Council of Rio de Janeiro, Firjan System and Fecomércio

•  Organizational structure

Copel ownership interests at December 31, 2015:

•  Market Share

Main products (%)	Brazil	South Region	Paraná
Electricity generation (1)	3,5	(2) (3) 21,3	(2) (3) 53,5
Electricity transmission (4)	1,8	8,80	28,50
Electricity distribution (5)	(6) 6,0	(6) 34,0	(7) 96,9
Gas distribution (8)	3,5	40,0	100,0
(1) Installed capacity. Equity interest of Copel and w ind farms are not included.
(2) Itaipu Pow er Plant not included
(3) Paranapanema river pow er plants not included
(4) The market refers to Permitted Annual Revenues - RAP
(5) Share of services provided to the captive/free market
(6) Source: Empresa de Pesquisa Energética - EPE
(7) Estimated
(8) Considering the volume distributed in the State of Paraná, w ith thermal pow er plant

•  Copel by the numbers

In R$ thousands (except when stated otherwise)	2015	2014	Change %

Accounting Indicators
Total assets	28,947,657	25,618,142	13.0
Cash and cash equivalents	1,480,727	740,131	100.1
Securities	406,274	459,115	(11.5)
Total debt	7,760,988	6,054,398	28.2
Net debt	5,873,987	4,855,152	21.0
Gross operating revenues	24,455,511	18,327,840	33.4
Deductions from revenues	9,727,380	4,409,323	120.6
Net operating revenues	14,728,131	13,918,517	5.8
Operating costs and expenses	12,911,938	12,351,433	4.5
Equity pick-up	92,545	159,955	(42.1)
Income from activities	1,816,193	1,567,084	15.9
EBITDA	2,585,210	2,356,982	9.7
Financial income	(110,958)	130,592	(185.0)
IRPJ/CSLL taxes	532,229	522,016	2.0
Operating income	1,908,738	1,727,039	10.5
Net income for the year	1,265,551	1,335,615	(5.2)
Shareholders' Equity	14,584,478	13,682,780	6.6
Interest on shareholders’ equity	198,000	30,000	560.0
Dividends	128,795	592,523	(78.3)

Economic and Financial Indicators
Current liquidity (index)	1.4	1.3	12.5
Overall liquidity (index)	0.8	1.1	(26.7)
EBITDA Margin (%)	17.6	16.9	3.7
Earnings per share - R$ (net income/number of shares)	4.6	4.9	(5.2)
Equity value per share – R$ (shareholders’ equity/number of shares)	53.3	50.0	6.6
Debt on shareholders' equity (%)	53.2	44.2	20.3
Operating margin (operating income/net operating revenues) (%)	13.0	12.4	4.4
Net margin (net income/net operating revenues) (%)	8.6	9.6	(10.5)
Third parties’ equity (%)	49.6	46.6	6.5
Return from shareholders’ equity (%)(1)	9.2	10.3	(10.5)

(1) LL ÷ (initial PL)

2.    CORPORATE GOVERNANCE

 Copel’s governance model is based on transparency, compliance and corporate social responsibility in accordance with best practices proposed by the Brazilian Corporate Governance Institute (IBGC). There are four guiding principles for the Company's corporate governance: transparency; equity; accountability and corporate responsibility.

Considering these principles, Copel is committed to:

•         Conducting internal and external communication that is totally transparent, spontaneous, responsive and agile, without restricting financial, social and environmental performance while guiding corporate value creating initiatives.

•         Affording fair and equal treatment to all minority groups, both those owning our capital (shareholders) and all other stakeholders. Discriminatory attitudes or policies are totally unacceptable under any pretext whatsoever.

•         Ensuring that agents of corporate governance (shareholders, board of directors, audit committee, fiscal council and executive board) are accountable for their actions to those who elected them and answer fully for all acts performed in the exercise of their terms of office.

•         Fostering best practices for sustainable development in their area while reconciling economic development with social and environmental responsibility concerns.

•         Constantly enhancing risk management involving the Company's business.

•         Maintaining an adequate system of internal controls, with constant evaluation of their effectiveness and compliance.

•         Evaluating and propose actions for ongoing dissemination of ethics at all levels of internal and external relationships.

•         Assessing the possibilities of situations arising that involve decisions motivated by interests other than those of the organization, and creating mechanisms to prevent conflict of interest.

•         Complying with applicable national and international legal provisions aligned with the requirements of the company’s regulatory environment.

•         Devising an effective set of mechanisms to ensure that the conduct of the company’s senior management is aligned with its stakeholders at all times.

Reporting to the Board of Directors (BoD), the Audit Committee has its regulations established in Copel's bylaws and its characteristics, composition, functioning and powers are set out in specific Internal Rules. The Audit Committee's Internal Rules state that it is an independent standing body of an advisory nature, responsible for reviewing and supervising the processes of submitting accounting and financial reports, internal control and risk management procedures and the activities of internal and external independent auditors.

To advise the Audit Committee, the Company set up its Corporate Risk Management Committee, consisting of representatives of each department and the main wholly-owned subsidiaries. Its duties are of a consultative and permanent nature for issues related to Integrated Corporate Risk Management.

The Audit Committee also evaluates efficiency in use of resources and the establishment of controls to protect the Company against potential losses due to risks arising from its activities, issuing reports on the adequacy of information and decision-making processes and compliance of the Company' operations and business affairs with legislation, regulations and policies. The members of the Committee or at least one of them also attend both Audit Committee and Board of Directors meetings, since they are members of the latter.

2.1. Management

•  Ethical conduct

Copel strives to ensure ethical conduct and transparent performance. Its guidelines and disciplining principles are reflected in its corporate policies and Code of Conduct: a document that reflects integrity in the company’s procedures in relations with its employees and other stakeholders. The Code was based on Copel's values, the Global Compact principles and Corporate Governance principles and it serves as a guide for all the people working on behalf of Copel, be they employees, senior managers or contractors. Each of the company’s employees is given a printed version of the Code of Conduct and they declare its commitment to the provisions therein.

The document is also available on the Company's website for all stakeholders to read (http://goo.gl/SqWEhX). Any allegations concerning accounting or tax fraud, or issues related to auditing and internal controls, harassment and breach of the Code of Conduct are handled by different channels, such as:

Confidential communication channel

Intended for internal use, to report fraud or irregularities involving Copel's financial, auditing or accounting matters, or failure to comply with legislation or the Company's regulations, the channel ensures that the identity of those reporting is protected and preserved and that allegations or complaints are answered. Available 24 hours a day, seven days a week, toll-free call. Telephone: 0800 643 5665

Ombudsman

For both internal and external use, the ombudsman provides information and a channel open to suggestions, complaints, reports and questions. It is available weekdays from 8 am to 6 pm on the toll free telephone line: 0800 647 0606. E-mail: ouvidoria@copel.com. Personally or in writing: Rua Professor Brasilio Ovidio da Costa, 1703 - Santa Quitéria – CEP 80310-130 - Curitiba (PR)

Commission for analysis of complaints of harassment (CADAM)

Copel is also one of Brazil's pioneers in terms of its preventive process to ensure humane and healthy personnel management practices. As an additional duty, the Committee for Analysis of Complaints of Harassment (CADAM) provides guidance for employees in relation to the prevention of bullying, in line with social responsibility and best practices of corporate governance. Set up on December 2, 2009, the commission determines rules for handling complaints of harassment in the Company. More details concerning CADAM are available on the internet and intranet, including the channel for queries (cadam@copel.com).

Ethical Guidance Council (COE)

Reviews complaints involving violations of the Code of Conduct and must provide a definitive response, including the relevant guidelines, within 90 days. E-mail: conselho.etica@copel.com

In addition to the aforementioned channels, Copel is open to requests for information, services, criticisms or suggestions for improvement, guidance or complaints from its stakeholders through various channels: http://www.copel.com/hpcopel/acopel/atendimento.jsp

•  Fight Against Corruption

The Company repudiates corruption in all its forms and offers guidance to combat corrupt practices for all employees through its Code of Conduct. All operating units are submitted to annual assessments of risks related to corruption or errors that may affect financial statements.

Copel is committed to improving its processes and standards, thus ensuring greater transparency and security for its activities. See our Compliance hot site for details of related policies and practices: http://goo.gl/Q1J3uh

•   Governance Structure

The chart below shows the Company's organizational structure at 12/31/2015:

Executive Board meeting

This body has executive functions and applies the Company's strategy. Its membership consists of the president, four officers and an adjunct officer. Term of office is three years following election by the BoD.

Annual Shareholders’ Meeting

Determines the guidelines for the business and takes strategic decisions. Members: shareholders with voting rights (common shares), through annual general meetings, or extraordinary meetings whenever necessary.

Fiscal Council

This standing body examines and advises on financial statements and oversees management's actions and measures. It has five members and five alternates with a term of office of 1 year.

Board of Directors

Resolves on and defines the general direction of the business. There are nine members (seven of whom are independent) with a term of office of two years following election by the general meeting. All members are independent in technical and economic terms and with regard to relations with shareholders (especially relations of subordination) and in relation to the Company (as per the Analysis of Independence of the Board of Directors), and do not accept any payment for consulting or advisory services or any other fees from the Company.

Audit Committee
Oversees, reviews, supervises, monitors and makes recommendations concerning the Company's activities. Consists of three independent members and members of the BoD with a term of office of two years.

Ethical Guidance Council (COE)

Through the COE - constituted as a joint entity administratively attached to the Presidency - Copel acts in accordance with its moral principles to develop its business and effectively disseminates the application of the Code of Conduct`s principles and guidelines by employees, managers and contractors in line with the values of Copel, the Global Compact principles and corporate governance principles. It consists of 12 members (of whom 11 are employees and 1 representative of civil society). Supported by the CADAM.

Disclosure Committee - Material Facts

This 15-member committee supports the Investor Relations department’s practices in relation to Policy on Disclosure of Material Information and Policy on Trading Company Shares in compliance with CVM Instruction 358/2002.

Corporate Risk Management Committee

The Company's Corporate Risk Management committee is responsible for developing and monitoring risk management policies and advising and assisting the Audit Committee, to ensure sound management of resources and protection and enhancement of its equity. This collective entity has an annual schedule for holding regular meetings and may meet extraordinarily whenever necessary.

•  Mission, values, codes of conduct and principles

Copel's references include the following values: ethics, respect for people, dedication, transparency, health and safety, responsibility and innovation. The guiding principles embody the values, Global Compact principles and corporate governance principles, thus providing continuously evolving guidance to enable employees, managers and contractors to direct their conduct. These principles are as follows:

Integrity

Copel values integrity and loyal conduct in working with co-workers, partners, customers, society and other stakeholders, guided by its commitment to its activities, and expects each of them to govern their actions based on the law, truth in the performance of their duties and defending the company’s objectives, guidelines and legitimate interests as a professional and moral commitment.

Compliance

Copel values unconditional and unrestricted respect for all laws, regulations, policies, standards, procedures and good organizational practices in all initiatives undertaken on behalf of the company \wherever it operates.

Transparency

Copel acts to ensure that communications, information and external and internal reports disseminated to related parties and pertinent stakeholders are transparent, clear in their objectives, intentions and actions and that they are complete, accurate and in accordance with the Company's controls and procedures for disclosure, subject to the limits of the right to confidentiality.

Health and Safety

Copel recognizes occupational health and safety as a fundamental human right, valuing life and respecting the physical and moral integrity of individuals.

Social and Environmental Responsibility

Copel ensures social and environmental responsibility in the conduct of its business, thus minimizing impacts on the environment and society, redressing and compensating for any losses caused by its activities and contributing to sustainable development.

Respect

Copel bases its actions on respect for interested and related parties. It values the trust built up in the course of its history and incentivizes consideration and courtesy for others. The company is committed to supporting, protecting and preserving human rights, adopting policies and practices that contribute to this end.

For both employees and contractors, the Company holds periodic events to publicize its Code of Conduct. In addition, employees are given a printed version and their signature confirming its acceptance is filed with HR. For suppliers the content of the Code of Conduct is attached to the contract in the form of document entitled Suppliers Manual. Both documents are available on the Company's website.

•  Company’s strategic guidelines

Copel's strategy guides the conduct and operation of its business in order to achieve its vision: "To be a reference in the business in which it operates and generates sustainable value." For this purpose, the Company has a structured process of strategic planning, which is reviewed annually to take into account changes in the sectors in which it operates and changes in the economy, regulatory issues and stakeholders' demands.

The following strategic guidelines were determined by the BoD and guided current strategic planning:

•   Recognizing our workforce.

•   Retaining talent and knowledge.

•   Expanding the business on a sustainable and profitable basis.

•   Ensuring excellence in costs, processes and quality.

•   Fostering synergy across the company’s different units.

•   Investing in research, development and innovation for added value.

Based on the Company's strategic references - mission, vision, values and strategic guidelines defined and approved by the Board of Directors and Executive Board - our Corporate Strategic Map objectives were reviewed and broken down into indicators and targets to guide employees, corporate initiatives and the Company's business.

•  Sustainability and value

The Company believes that sustainability should generate value for its stakeholders and minimize any negative impact of its operations. Based on this positioning and its stewardship of natural resources, Copel strives to harmonize the economic, social and environmental aspects of its activities. Copel's sustainability strategies are aligned with its strategic references, best practices in the electricity sector and its commitments. To foster this conduct and commitment, Copel has a corporate sustainability area in the Institutional Relations department which coordinates corporate initiatives and its Sustainability Report is approved by the Board of Directors.

Its initiatives are guided by its Sustainability and Corporate Citizenship policy, whose principles are: commitment, proactive attitude in relation to the law, dialogue, communication and transparency, respect for the environment, individual responsibility and valuing diversity.

•  Risk management

Copel's policy for Integrated Risk Management covers corporate units, its wholly-owned subsidiaries, subsidiaries, joint ventures and associates, and determines the composition of a Corporate Risk Management committee hierarchically subordinated to the Audit Committee. The guidelines adopted are based on recognized frameworks and standards such as the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and ISO 31000; its objectives are to maximize economic, social and environmental values for stakeholders and ensure compliance with current legislation and regulations.

Due to the inherent uncertainty of the risks and the nature of the industry in which it operates, Copel's risk management model adopts risk appetite parameters, examines their possibility of occurring and their financial, operational and image impact, and provides tools for their treatment and mitigation. The Company's risk management process reviews legal, regulatory, environmental and reputational aspects, among others, as the basis for its decision-making processes and operational activities, for this purpose taking into account the following risk profiles: strategic, operational, disclosure and compliance.

The Company's main business processes, the latter are considered the most susceptible to fraud and internal controls are defined in order to mitigate the risks identified, adopting the market's best auditing practices as reference. In addition to these procedures, the Company practice is to issue certificates of internal controls by managers of these processes, formalizing their awareness of non-compliance and commitment to rectify them. The controls are tested by the Internal Audit and the Independent Auditor, and for cases of non-compliance, corrective actions are demanded. The results of such tests are reported to senior management the company’s.

It is also highlights the development of various initiatives to consolidate the Company's Corporate Integrity program, which consists of an extensive set of measures to strengthen ethical values, transparency, and compliance with laws and regulations. Highlights among the most significant measures taken by the Company is the reformulation of its structure, with the creation of its Corporate Integrity Coordination unit directly attached to the Presidency, which reports periodically to the Audit Committee.

•  External Audit

Pursuant to Instruction No. 381/2003 of the Brazilian Securities Commission (CVM) and internal corporate governance standards, the Company and its wholly-owned subsidiaries engaged KPMG Auditores Independentes to provide auditing services for its financial statements for a period of 12 months, with applicable amendments, under a contract starting April 18, 2011 and ending on April 17, 2016. Under the independent auditor rotation system and in accordance with CVM instruction No. 308/99, the company engages a different audit firm every 5 years. Since KPMG was engaged, it has provided only services related to independent external auditing. As a fundamental point, the Company's does not engage other advisory services from KPMG that interfere with the independence and objectivity of the external audit work, thereby avoiding conflicts of interest.

The total gross amount paid for auditing services in 2015 was R$1.6 million.

•  Shareholder and Investor Relations

At the end of 2015, 24,879 shareholders held stock corresponding to R$6,910.0 million represented by 273,655,000 shares with no par value.

Distribution of dividends and interest on shareholders’ equity

Since Law 9249/1995, Copel's policy has been to pay interest on shareholders’ equity wholly or partly in lieu of dividends. Under statutory requirements, the amount of dividends paid out must be at least 25% of adjusted net income in accordance with Article 202 of Law 6404/1976.

Tag Along

Copel's minority shareholders enjoy tag along rights for their common stock and are assured a minimum of 80% of any price paid for the controlling block's shares.

Shareholders' agreement

Under the shareholders' agreement between the State of Paraná and BNDES Participações S.A. (BNDESPAR), the latter designates two members of Copel's BoD.

Markets in which Copel's shares are traded

In April 1994, Copel became a publicly-traded company, being listed on the São Paulo Stock Exchange (BM&FBovespa) and in July 1997 it became the first company in the Brazilian electric sector to be listed on the New York Stock Exchange (NYSE). Since June 2002, its brand has also been present in the European Economic Community since it was admitted to the Latibex - the Latin American arm of the Madrid Stock Exchange. As of 05/07/2008, Copel’s stock was officially admitted to the Level 1 Corporate Governance segment of the São Paulo Stock Exchange.

In 2015, Copel joined the sustainability index compiled by Morgan Stanley Capital International (MSCI), a global leader for financial ratios used as references for investors. The MSCI ESG seal is awarded to companies that show excellent performance in social, environmental and corporate governance.

Dialogue with Shareholders, Investors and Capital Markets Professionals

Copel maintains an effective channel of communication with its shareholders and investors through its investor, shareholder and custody relations departments, through e-mail (ri@copel.com and acionistas@copel.com), call center (0800 41 2772 and +55 41 3222-2027), and its website (www.copel.com/ri). There are also communication pieces and reports available to professionals in the capital market and shareholders by e-mail or on the Company's website.

3.    OPERATING PERFORMANCE

3.1. Macroeconomic analysis

The basic interest rate hike in the United States marked the international macroeconomic scenario in 2015 by showing that the world's largest economy was beginning to recover from the impacts of the recent financial crisis that hit world markets. This positive outlook, however, has not reached the euro zone economies, where indicators are pointing to low growth rates and inflation, nor has it reached China, which in addition to growth rates below government expectations, ended the year restricting the level of industrial activity in Beijing due to a significant deterioration of air quality indices there. Forecast for 2016 show the United States growing 2.6% stimulated by domestic demand, the euro zone posting moderate growth of 1.7% and China once again slowing its GDP growth rate to 6.3%, hence the IMF's stating that these results add to expectations of "disappointing" global growth.1

Domestically, Brazil has been recession in 2015 with (i) GDP expected to fall 3.8%, (ii) higher unemployment rate (9% of the economically active population in the quarter ended November) mainly in manufacturing, construction and retail industries, (iii) inflation overshooting the target band set by the Monetary Policy Committee (10.67%) despite the basic interest rate being hiked to 14.25% per annum and (iv) gross debt rising and being aggravated by the second consecutive year of fiscal deficit (1.88% of GDP). In the absence of measures to adjust public accounts, Brazil also lost its "investment grade" status and its currency depreciated 50% against the USD in the course of the year. Estimates for 2016 show inflation at 7.6% (again above the high end of the band) and GDP falling 3.4%, which will be the deepest and longest recession in Brazilian history. Analysts are predicting that there will be no economic recovery until 2017 and even then it will depend on making progress in fiscal policy and stabilizing the political situation unsettled by developments arising from Operation Car Wash investigations, among other reasons.2

In Paraná, preliminary data show that the state's Gross Domestic Product contracted 1.9% from January to September 2015 against the same period of 2014. In the year to date, agriculture and the service sector, which includes retailing, outperformed the national average; however manufacturing industry tracked the downtrend of domestic industry. As the Paraná Institute for Economic and Social Development (IPARDES) reports, when the economy picks up, the state will be able to return to growth faster due to factors such as the high volume of exports and the purchasing power of its population which has been preserved.

3.2. Regulatory environment

Since 2013, the Brazilian electricity sector has faced a major crisis that may be divided into three distinct periods: (i) from 2013 there was a period of hydrological constraints that affected the ability of the National Interconnected System (SIN) to produce electricity; (ii) the financial de-structuring of generator and distributor agents arising from exposure to the short-term market, followed by intense judicialization that almost blocked out the functioning of the domestic electricity market from the end of 2014, and; (iii) renegotiation of liabilities incurred by agents in this period and the attempt to unblock the sector.

1  World Economic Outlook (FMI), 01/19/2016

2  Boletim Focus (Banco Central), 02/19/2016

In this context, 2015 was a year in which the regulatory environment of the Brazilian electric sector was heavily influenced by the pursuit of solutions for solving this third period of crisis. After lengthy discussions with the company, Brazil's federal government issued MP No. 688, converted into Law No. 13203/2015. Subsequently, on 12/11/2015, the National Electric Energy Agency (ANEEL) published Normative Resolution No. 684 stating criteria for approval and other conditions for renegotiating hydrological risk affecting hydroelectric generator agents participating in the Energy Reallocation Mechanism.

Given the above, Copel Geração e Transmissão and Elejor filed an application with ANEEL to adhere to the Hydrological Risk (GSF) renegotiation for the Mauá, Foz do Areia, Santa Clara and Fundão hydroelectric plants. The amount claimed totals 458.4 MW physical guarantee in the regulated market.

•  Rationing Risk

Approximately 61.0% of Brazil's capacity currently comes from hydroelectric generation (ANEEL - Generation database). Therefore Brazil and the geographic region in which we operate are subject to hydrological conditions that are unpredictable due to non-cyclical deviations from average rainfall. Among other things, unfavorable hydrological conditions may lead to comprehensive electricity saving programs such as a rationalization or even mandatory reduction of consumption, which is the case of rationing.

Adverse weather situations affected Brazil's main river basins and reservoirs in the Southeast/Midwest and Northeast in the course of the year 2015, which prompted the bodies responsible for the sector to take measures to optimize water resources and ensure full compliance with offtakes. However, during the current rainy season (December 2015 to April 2016) there has been a recovery in levels of reservoirs in the Southeast subsystem, which accounts for about 70.0% of the National Interconnected System's storage capacity.

In relation to short-term risk, therefore, the Electricity Sector Monitoring Committee (CMSE) has stated that the balance between demand and supply is holding indices within the safety margin. The National Electric System Operator (ONS) has taken the same position on the medium-term risk of deficit as shown in the Energy Operation Plan for 2015-2019 (PEN 2015).

Although reservoirs have not reach ideal levels from the regulators' point of view, when these are combined with other variables, the numbers are sufficient to hold the risk of deficit within the safety margin determined by the National Energy Policy Council (CNPE) (maximum risk 5.0%) in all subsystems.

•  Extension of Concessions

Another point that focused attention on the regulatory environment and one that could impact the continuity of the Company's business was the renewal of concessions to distribute electricity and operate generation plants that had not yet renewed their concession agreements when Provisional Measure (MP) No 579/2012 came into effect.

It is important to bear in mind that the new regulations for concessions in the electricity sector introduced in 2012 allowed concession periods to be extended provided that concessionaires accepted certain conditions in return. As a result, MP No 579/2012 was issued and subsequently converted to Law No. 12783/2013, which among other matters, established the treatment to be given concessions for generator, transmission and distribution companies covered by Articles 17, 19 and 22 of Law 9074/1995, which would be ending from 2015 through 2017 and which had already been extended once.

Generation concessions

Generation concessions were allowed extension for up to 30 years depending on acceptance of accelerating the original concession period and express acceptance of the following conditions: (i) remuneration based on tariffs calculated by ANEEL for each hydroelectric plant; (ii) allocation of quotas of physical guarantee for electricity and power from hydroelectric plants for concessionaires and permissionaires of the National Interconnected Service (SIN) public electricity distribution service, to be defined by the regulatory agency, as per the concession authority's rules; and (iii) submission to levels of quality for services set by ANEEL.

Having been informed of the conditions for extension, Copel Geração e Transmissão concluded that, at the time, it was not feasible to extend the generation concessions for four of its plants due to expire in 2014 and 2015: Rio dos Patos (capacity 1.8 MW), Governador Pedro Viriato Parigot de Souza (260.0 MW), Mourão (8.2 MW) and Chopim I (1.8 MW).

Subsequently, MP No. 688/2015, among other things, altered the conditions for renewing these plants' concession agreements, which were then auctioned to the concessionaire offering highest bonus vis à vis lower revenue requirement. Two plants, Mourao and Governor Pedro Viriato Parigot de Souza, were offered through Auction No. 12/2015 held on 11/25/2015. After the competition, Copel Geração e Transmissão was declared the winner for Lot B1, which was awarded to UHE Governor Pedro Viriato Parigot de Souza, thus renewing the generator plant's concession agreement for another 30 years. Copel Geração e Transmissão did not submit a bid for the Mourao generation plant.

Chopim I generation plant's concession expired and it was registered for Copel Geração e Transmissão under Law No. 12783/2013. The Rio dos Patos plant was subjected to the quota system introduced by the same law.

Transmission Concessions

Extensions of up to 30 years were introduced for transmission concessions as an option for their concessionaires. Adhesion depends on accepting acceleration of the original agreement and express acceptance of the following conditions: (i) fixed revenues determined in accordance with criteria set by ANEEL; and (ii) submission to levels of service quality set by ANEEL.

Having been informed of the conditions for extension, and analyzed and evaluated them, Copel Geração e Transmissão opted for extension of its transmission agreement. However, the extension failed to take into account a number of investments made by concessionaires that were not reimbursed by the concession granting authority. Normative Resolution 589 issued in 2013 set rules for indemnifying investments not yet amortized and/or depreciated existing on 05/31/2000, which were designates RBSE and RPC.

Copel Geração e Transmissão compiled a report assessing the amount required to reimburse these investments which was submitted to ANEEL on 03/31/2015 and is awaiting validation by the agency for the amount to be subsequently paid by the Ministry of Mines and Energy (MME).

Distribution concessions

Decree No. 8461 issued on 02/06/2015 regulates extensions of electricity distribution concessions referred to in Article 7 of Law No. 12.783 of 01/11/2013. Decree 8461 enables the MME to extend electricity distribution concessions for thirty years in order to meet the following criteria:

I - Efficiency in terms of quality of service;

II - Efficiency in relation to economic and financial management;

III - Operational and economic rationality; and

IV - Moderate tariffs.

A Ministry of Mines and Energy order issued on 11/09/2015 granted the request for extension and the fifth contractual amendment signed in December 2015 formalized the extension of the Public Service Concession for Distribution of Electricity No 46/1999 until 07/07/2045.

The fifth amendment imposes conditions related to indicators of quality of service and economic and financial sustainability, which will be supported by an investment program focusing automation and new technologies, full implementation of tariff adjustments approved by ANEEL, and the implementation of corporate governance structure to be defined by the regulator, ensuring the protection and individualization of Copel Distribuição.

The Company reiterates its commitment to the economic sustainability of the concession and continued investments backed by management's efforts to cut costs, maximize productivity and improve operational efficiency.

•  Energy Flow (% and GW/hour)

3.3. Business Segments

3.3.1.  Generation

The Company operates 30 plants of its own and has ownership interests in another 6. Of the total, 22 are hydroelectric, 12 wind powered and 2 thermoelectric plants, with total capacity of 5,630.2 MW and physical guarantee 2,622.0 MW, as shown below:

Plants in Operation - Physical Characteristics

Developments	Installed Capacity (MW)	Physical Assurance (Average MW)	Ownership %	Proportional Installed Capacity (MW)	Proportional Physical Assurance (Average MW)	Start of Commercial Operations	Concession expires on
Hydroelectric Power Plants

UHE Gov. José Richa (Salto Caxias)	1,240.0	605.0	100%	1,240.0	605.0	18.02.1999	04.05.2030
UHE Gov. Ney Aminthas de Barros Braga (Segredo)	1,260.0	603.0	100%	1,260.0	603.0	29.09.1992	15.11.2029
UHE Gov. Bento Munhoz da Rocha Netto (Foz do Areia)	1,676.0	576.0	100%	1,676.0	576.0	01.10.1980	23.05.2023
UHE Gov. Pedro Viriato Parigot de Souza (GPS)	260.0	109.0	100%	260.0	109.0	03.09.1971	05.01.2046
UHE Mauá	363.0	197.7	51%	185.1	100.8	23.11.2012	02.07.2042
UHE Guaricana	36.0	16.1	100%	36.0	16.1	26.09.1957	16.08.2026
UHE Chaminé	18.0	11.6	100%	18.0	11.6	15.03.1931	16.08.2026
PCH Cavernoso II	19.0	10.6	100%	19.0	10.6	15.05.2013	27.02.2046
UHE Apucaraninha	10.0	6.7	100%	10.0	6.7	06.04.1949	12.10.2025
UHE Derivação do Rio Jordão	6.5	5.9	100%	6.5	5.9	02.12.1997	15.11.2029
UHE Marumbi	4.8	2.4	100%	4.8	2.4	05.04.1961	(1)
UHE São Jorge	2.3	1.5	100%	2.3	1.5	01.01.1945	03.12.2024
CGH Chopim I	2.0	1.5	100%	2.0	1.5	28.05.1963	(2)
UHE Cavernoso	1.3	1.0	100%	1.3	1.0	08.12.1965	07.01.2031
CGH Melissa	1.0	0.6	100%	1.0	0.6	31.01.1966	(2)
CGH Salto do Vau	0.9	0.6	100%	0.9	0.6	03.12.1959	(2)
CGH Pitangui	0.9	0.1	100%	0.9	0.1	09.07.1911	(2)
UHE Santa Clara e Fundão	240.3	135.4	70%	168.2	94.8	31.07.2005	28.05.2037
UHE Dona Francisca	125.0	78.0	23.03%	28.8	18.0	05.02.2001	27.08.2033
PCH Júlio de Mesquita	29.1	20.4	35.77%	10.4	7.3	25.10.2001	23.04.2030
UHE Lajeado	902.5	526.6	0.82%	7.4	4.3	01.12.2001	15.01.2033
PCH Santa Clara I and Fundão I	6.0	4.9	70%	4.2	3.4	13.08.2005	18.12.2032
Total Hydroelectric Power Plants	6,204.6	2,914.6		4,942.8	2,180.2	83%

Wind Farms
Santa Maria	29.7	15.7	100%	29.70	15.7	23.04.2015	07.05.2047
Santa Helena	29.7	15.7	100%	29.70	15.7	06.05.2015	08.04.2047
Olho d'Água	30.0	15.3	100%	30.00	15.3	25.02.2015	31.05.2046
São Bento do Norte	30.0	14.6	100%	30.00	14.6	25.02.2015	18.05.2046
Eurus IV	27.0	13.7	100%	27.00	13.7	20.08.2015	26.04.2046
Asa Branca I	27.0	13.2	100%	27.00	13.2	05.08.2015	24.04.2046
Asa Branca II	27.0	12.8	100%	27.00	12.8	15.09.2015	30.05.2046
Asa Branca III	27.0	12.5	100%	27.00	12.5	04.09.2015	30.05.2046
Farol	20.0	10.1	100%	20.00	10.1	25.02.2015	19.04.2046
Ventos de Santo Uriel	16.2	9.0	100%	16.20	9.0	22.05.2015	08.04.2047
Boa Vista	14.0	6.3	100%	14.00	6.3	25.02.2015	27.04.2046
Palmas	2.5	0.5	100%	2.50	0.5	12.11.1999	28.09.2029
Total Wind Farms	280.1	139.4		280.1	139.4	5%

Thermal Power Plants
UTE Figueira	20.0	10.3	100%	20.0	10.3	08.04.1963	26.03.2019
UTE Araucária	484.1	365.2	80%	387.3	292.2	27.09.2002	22.12.2029
Total Thermal Power Plants	504.1	375.5		407.3	302.5	12%
Total Sources	6,988.8	3,429.5		5,630.2	2,622.0
(1) Under approval by Aneel.
(2) Registration according to Aneel Order n° 182/2002 and Aneel Resolution n° 5373/2015.

To fulfill important strategic and sustainability guidelines established for the generation business, its main purpose is to profitably and sustainably boost the share of renewable alternative sources in the energy mix.

In 2015, construction work on 15 wind farms was concluded - with 4 awaiting completion of transmission line facilities - and another 13 are in progress, which have already added 330.5 MW and will add other 331.9 MW of wind power capacity in the 2017-2019 period. A breakdown of generation capacity by source is shown below:

Generation Infrastructure - Physical Guarantee by Source

At year end, the Company is focusing on the construction of 19 plants, which will add 789.8 MW capacity and 385.6 MW of physical guarantee to the Company's generation facilities, as shown below:

Plants - construction in progress - Physical Characteristics

Development	Installed Capacity (MW)	Physical Assurance (average MW)	Ownership %	Proportional Installed Capacity (MW)	Proportional Physical Assurance (Average MW)	Commercial Operations expected to start on	Concession expires on
Hydroelectric Power Plants
UHE Colíder	300.0	179.6	100%	300.0	179.6	beginning of 2017	16.01.2046
UHE Baixo Iguaçu	350.2	172.8	30%	105.1	51.8	01.12.2018	19.08.2047

Total Hydroelectric Power Plants	650.2	352.4		405.1	231.4

Wind Energy Plants
GE Maria Helena	30.0	12.0	100%	30.0	12.0	01.10.2017	04.01.2042
Potiguar	28.8	11.5	100%	28.8	11.5	01.10.2017	10.05.2050
Paraíso dos Ventos do Nordeste	30.0	10.6	100%	30.0	10.6	01.10.2017	10.05.2050
GE Jangada	30.0	10.3	100%	30.0	10.3	01.10.2017	04.01.2042
Dreen Cutia	25.2	9.6	100%	25.2	9.6	01.10.2017	04.01.2042
Esperança do Nordeste	30.0	9.1	100%	30.0	9.1	01.10.2017	10.05.2050
Dreen Guajiru	21.6	8.3	100%	21.6	8.3	01.10.2017	04.01.2042
São Bento do Norte I	24.2	9.7	99.9%	24.2	9.7	01.01.2019	03.08.2050
São Bento do Norte II	24.2	10.0	99.9%	24.2	10.0	01.01.2019	03.08.2050
São Bento do Norte III	22.0	9.6	99.9%	22.0	9.6	01.01.2019	03.08.2050
São Miguel I	22.0	8.7	99.9%	22.0	8.7	01.01.2019	03.08.2050
São Miguel II	22.0	8.4	99.9%	22.0	8.4	01.01.2019	03.08.2050
São Miguel III	22.0	8.4	99.9%	22.0	8.4	01.01.2019	03.08.2050
Santo Cristo	27.0	15.3	49%	13.2	7.5	30.06.2015 (1)	17.04.2047
Reduto	27.0	14.4	49%	13.2	7.1	26.06.2015 (1)	15.04.2047
São João	27.0	14.3	49%	13.2	7.0	30.06.2015 (1)	25.03.2047
Carnaúbas	27.0	13.1	49%	13.2	6.4	30.06.2015 (1)	08.04.2047

Total Wind Energy Plants	440.0	183.3		384.8	154.1	40%

Total Sources	1,090.2	535.7		789.8	385.6
(1) Ready to start commercial operations; awaiting for completion of works under responsibility of the transmission agent.

R$2.3 billion were invested in these generation projects through 12/31/2015, of which R$1.9 billion by 12/31/2014. Of the total, R$ 2.2 billion refer to fixed assets in progress at own plants and consortium owned plants while R$83.0 million refer to capital contributions in companies in which the Company has interests.

The evolution of generation facilities as plants under construction come on stream for commercial operation may be shown as follows:

Additional highlights in the electricity generation segment:

•         Renegotiation of Hydrological Risk: On 12/23/2015, Copel Geração e Transmissão and Centrais Elétricas do Rio Jordão filed an application to renegotiate hydrological risk in the ACR of the Mauá, Foz do Areia, Santa Clara and Fundão generation plants, which was accepted by Orders Nos. 84/2016 and 43/2016. Under the renegotiation agreement, due to its retroactivity, the subsidiaries acquired the right to partial reimbursement of the cost incurred for GSF in 2015, in the amount of R$33.55 per MW average for the SP100 product class in relation to risk premium agreed by them.

•         Colíder Hydroelectric Plant: In 2011, construction work started on the generation plant located on Rio Teles Pires between the municipalities of Nova Canaã do Norte and Itaúba in the state of Mato Grosso, which is due to absorb an investment of R$2.1 billion. In 2015 work started on removal of vegetation from the future reservoir area and 90% of the work has been concluded. Construction work also started on the transmission line that will connect the generation plant to the Claudia substation. The new transmission line will be 63 km long and pass through Nova Canaã do Norte, Itaúba and Cláudia. The facility will have 300 MW capacity and is expected to start commercial operations in early 2017. Copel Geração e Transmissão won the concession to build and operate the plant for 35 years at the energy auction held by ANEEL on 07/30/2010.

•          Baixo Iguaçu Hydroelectric Plant: The Company has a 30% stake in the project and will invest an estimated R$592.4 million. In March 2015, a decision was published authorizing the resumption of construction work that had been halted due to the Installation License for the project being suspended by the Federal Regional Court for the 4th region. However, the Chico Mendes Institute for Biodiversity Conservation (ICMBio) imposed additional conditions for environmental licensing that prevented immediate resumption of construction work. The project's consortium forwarded the information required to meet these conditions to the Environmental Institute of Paraná (IAP) and the license was issued in August 2015. Having obtained the IAP license, the consortium is making arrangements to ensure that construction work will be fully resumed as soon as possible.

As a result of government action, act of God or force majeure, ANEEL's Order No. 130 of 01/19/2016 ruled in favor of Cebi and excluded its liability for delays in implementing the project for a period corresponding to 626 days. ANEEL also made a recommendation for the MME to prorogate the concession period and ordered the CCEE to postpone the date of supplying CCEARs by the same period for which its exclusion from liability has been recognized.

The generation plant will have capacity of 350.2 MW and Copel Geração e Transmissão will have a 30% stake partnering Geração Céu Azul S.A.

•         São Jerônimo Hydroelectric Plant: The project comprises the future São Jerônimo hydroelectric plant with expected capacity of 331 MW located on the Tibagi river in the state of Paraná. The project will be based on granting use of public good as stated in ANEEL Auction Notice 02/2001 as adjudicated to the São Jerônimo consortium in which Copel holds a 41.2% share. Before beginning construction work, authorization from congress is required in accordance with Article 231, paragraph 3 of the Constitution, since the plant's reservoir covers areas of indigenous peoples.

•          Modernization of the Figueira thermoelectric plant: The Company started modernization work in 2015 to boost efficiency and reduce emissions of gases and particles due to burning coal. The plant has 20 MW capacity and modernization is due to conclude by September 2016 and R$55.6 million is to be invested by 12/31/2015.

3.3.2.  Transmission

The segment's main attribution is to provide transportation and transformer facilities for electricity and it is responsible for the construction, operation and maintenance of substations and electric transmission lines.

The Company has full ownership and participates in transmission concessions now being operated comprising 3,772.1 kilometers of transmission lines and 38 substations in the basic grid capable of transforming power in the order of 14,102 MVA. More details in NE 2.2.

The transmission concessions being operated on 12/31/2015 are generation an Authorized Annual Revenue (RAP) of R$271.5 million for the Company, proportional to its stakes in the projects.

At year end, the Company is focusing on construction of 10 projects comprising 4,329.6 kilometers of lines and 1,800 MVA of transforming capacity to be added to the existing transmission lines and substations owned by the company or held in partnership, as shown below:

 Transmission Lines and Substations under construction - Physical Characteristics

Transmission Lines and Substations	Circuit	Tension (kV)	Length (km)	Transformation capacity (MVA)	Commercial Operations expected to start on	Concession expires on

Own Lines and Substations			582.6	600
Contract No. 010/10 - LT Araraquara 2 - Taubaté	CS	500 kV	334.3	-	30.03.2017	05.10.2040
Contract No. 002/13 - LT Assis - Paraguaçu Paulista II	CD	230 kV	41.5	-	25.01.2016	24.02.2043
- SE Paraguaçu Paulista II	-	230 kV	-	150
Contract No. 005/14 - LT Bateias - Curitiba Norte	CS	230 kV	31.7	-	29.07.2016	28.01.2044
- SE Curitiba Norte	-	230/138 kV	-	300
Contract No. 021/14 - LT Foz do Chopim - Realeza	CS	230 kV	52.1	-	05.03.2017	04.09.2044
- SE Realeza	-	230/138 kV	-	150
Contract No. 022/14 - LT Assis - Londrina C2	CS	500 kV	123.0	-	05.09.2017	04.09.2044

Special Purpose Entity			3,747.0	1,200
Contract No. 012/12 - LT Paranatinga - Ribeirãozinho	CD	500 kV	355.0	-	31.03.2016	09.05.2042
- LT Paranaíta - Cláudia	CD	500 kV	300.0	-
- LT Cláudia - Paranatinga	CD	500 kV	350.0	-
- SE Paranaíta (a)	-	500 kV	-	-
- SE Cláudia (a)	-	500 kV	-	-
- SE Paranatinga (a)	-	500 kV	-	-
Contract No. 013/12 - LT Ribeirãozinho - Rio Verde Norte C3	CS	500 kV	250.0	-	31.03.2016	09.05.2042
- LT Rio Verde Norte - Marimbondo II	CD	500 kV	350.0	-
- SE Marimbondo II (a)	-	500 kV	-	-
Contract No. 007/13 - LT Barreiras II – Rio das Éguas	CS	500 kV	244.0	-	30.04.2016	01.05.2043
- LT Rio das Éguas – Luziânia	CS	500 kV	373.0	-
- LT Luziânia – Pirapora 2	CS	500 kV	350.0	-
Contract No. 001/14 - LT Itatiba - Bateias	CS	500 kV	399.0	-	14.11.2017	13.05.2044
- LT Araraquara 2 - Itatiba	CS	500 kV	207.0	-
- LT Araraquara 2 - Fernão Dias	CS	500 kV	241.0	-
- SE Santa Bárbara d'Oeste (a)	-	440 kV	-	-
- SE Itatiba (a)	-	500 kV	-	-
- SE Fernão Dias	-	500/440 kV	-	1,200	14.05.2018
Contract No. 019/14 - LT Estreito - Fernão Dias	CD	500 kV	328.0	-	05.03.2018	04.09.2044

Total			4,329.6	1,800
(a) Exclusive for reactive control of the transmission lines of the National Interconnected System, improving the quality of the energy transmitted.

•        Construction of facilities authorized by ANEEL

In January 2015, a new capacitor bank rated 230 kV - 50 Mvar started operating at the Guaira substation located in the western region of Paraná, which substantially improved voltage levels in the region's electric system. Construction work was authorized by ANEEL Resolution 4,005/2013, providing the Company - through its subsidiary Copel Geração e Transmissão - with approximately R$900.000 additional authorized revenues (RAP).

The second circuit of the 230 kV transmission line interconnecting the Foz do Chopim and Salto Osorio substations located in the municipalities of Quedas do Iguaçu and São Jorge D’Oeste started operating on 03/29/2015. The new 10 km line will add to electricity transmitted by the National Interconnected System (SIN). The project is part of concession agreement No. 022/2012.

The second circuit of the 230 kV transmission line between the Londrina and Figueira substations located in the municipalities of the same name was concluded on 06/28/2015. The new 88 km line will also be reinforcing the SIN. On conclusion of the project, which is also part of concession agreement No 022/2012, the Company will be posting R$5.1 million additional authorized revenues (RAP).

The substation and transmission line built by SPE Marumbi Transmissora de Energia was energized and started operating on 06/28/2015. Copel has an 80% stake in this investment partnership for concession agreement No 008/2012.

The new Paraguaçu Paulista substation in the southwestern region of the state of São Paulo started operating on 01/25/2016. The substation is operating at 230 kV and has three single-phase transformers of 50 MVA each for 150 MVA total transformation. The facility also has a standby transformer for emergency situations. The project includes a 41.5 km transmission line connecting Paraguaçu Paulista II to another existing substation in the neighboring municipality of Assisi. The purpose of these facilities as a whole is to improve offtake of energy from the region's existing biomass thermoelectric plants to meet higher demand for electricity recorded mainly in the municipalities of Presidente Prudente, Assisi and Salto Grande. This is Copel's second project transmission outside the state of Paraná.

•  Major construction of new facilities and new concessions

Construction work started for the Curitiba Norte 230 kV substation in the Curitiba metropolitan region together with the 31.7 km transmission line that will connect it to the existing SE Bateias substation. This project will absorb an investment of R$69.0 million and provide the Company with approximately R$7.8 million authorized revenue (RAP) when it starts operating in the second half of 2016.

An installation license was also issued this year for a section of the Araraquara 2 - Taubate transmission line being built in the state of São Paulo for concession agreement No. 010/2010.

The Company is also working on the following projects:

•         The 230 kV Realeza Sul substation, which will be built in the southwestern region of the state of PR, and a 52.1 km transmission line will connect it to the existing Foz do Chopim substation. The investment forecast for this project is R$49.0 million and it will provide the Company with approximately R$6.5 million authorized revenue (RAP) when it start operating, which is scheduled for the first quarter of 2017.

•         A 123 km long transmission line at 500 kV will connect the Londrina and Assis substations in the state of São Paulo. This project is due to absorb an investment of R$135.0 million and provide the Company with approximately R$16.8 million authorized revenue (RAP) when it starts operating in 2017.

•         Additional facilities for the Bateias and Guaira substations will include new capacitor banks and a 230 kV transmission line total length 132 km (two sections, 46 and 96 km) that will connect the Ponta Grossa Norte and Figueira substations, with sectioning at the new KLACEL (Klabin Cellulose) substation in Ortigueira. These projects are expected to absorb an investment of R$88.0 million and provide the Company with approximately R$12.3 million authorized revenue (RAP) with operation scheduled to start by November 2016 and July 2017 respectively.

In November 2015, the Company successfully bid for lot E in ANEEL transmission auction No 005/2015. With investments of approximately R$580.6 million, the facilities will involve total of 230 km of transmission lines and three new substations - which will add 900 MVA. Lot E includes the following projects:

•         Uberaba — downtown underground transmission line, length 8 km in addition to Curitiba Centro substation in the capital of the state of Paraná;

•         A 142 km transmission line to be built from Curitiba Leste substation in São José dos Pinhais to Blumenau substation in the state of Santa Catarina;

•          Medianeira substation plus sectioning of the existing Cascavel - Foz do Iguaçu Norte line;

•         Baixo Iguaçu — Realeza transmission line - length 38 km- to off take electricity from the new Baixo Iguaçu hydroelectric plant.

•          Andirá Leste substation plus sectioning of the existing Assis - Salto Grande line

3.3.3.  Distribution

The core business of Copel Distribuição is to build, operate and maintain infrastructure and related services described in the Concession of Public Service for Distribution of Electricity No. 46/1999, signed on 24.06.1999 and extended on 12.09.2015 by Decree 8461, establishing efficiency indicators to be followed by the concessionaire for a period of five (5) years as of January 1, 2016.

The purpose of these activities is to service the more than 4.4 million electricity customers in 1,113 locations belonging to 394 municipalities in the state of Paraná and one in the state of Santa Catarina (Porto União). The municipalities of Guarapuava and Coronel Vivida are partly served. In addition to operating and maintaining facilities at voltages of up to 34.5 kV, Copel Distribuição also operates 69 kV and 138 kV facilities.

In 2015, new substations and high voltage lines were connected to reinforce the electrical distribution system, improving quality and increasing availability for consumers. Construction work has been concluded for the following new substations:

Substation	Tension	Location
SE Nova Esperança 138 kV	41,67 MVA	Nova Esperança
SE Almirante Tamandaré 138 kV	41,67 MVA	Almirante Tamandaré
SE Distrito Industrial de Telêmaco Borba 138 kV	41,67 MVA	Telêmaco Borba
SE Jardim Canadá 138 kV	41,67 MVA	Londrina
SE Fazenda Rio Grande 138 kV	41,67 MVA	Fazenda Rio Grande
SE Jardim das Américas 69 kV	83,34 MVA	Curitiba
SE Bom Retiro 69 kV	83,34 MVA	Curitiba
SE Centro 69 kV	83,34 MVA	Curitiba
SE São José dos Pinhais 69 kV	83,34 MVA	São José dos Pinhais

New 69 kV and 138 kV high-voltage lines that have been concluded:

Location	Tension	Length
Santos Dumont - Cianorte	138 kV	44,8 km
Nova Esperança - Secc (Maringá - Alto Paraná)	138 kV	2,0 km
Apucarana - Arapongas 2	138 kV	14,6 km
Distr. Ind. Telêmaco Borna Secc - (Figueira - Telêmaco Borba)	138 kV	7,0 km
Mamborê - Ubiratã	138 kV	55,0 km
Hauer - Secc (Uberaba - Parolin	69 kV	2,8 km
Cambé - Secc (Londrina - Rolândia)	138 kV	4,0 km
Uberaba - Jardim das Américas	69 kV	4,0 km
Bateias - Almirante Tamandaré	138 kV	27,0 km
Campo do Assobio - Fazenda Rio Grande	138 kV	17,9 km
Pinheiros - Assis Chateaubriand	138 kV	76,4 km
Fazenda Iguaçu - Fazenda Rio Grande	138 kV	6,9 km
Cascavel Norte - Secc (Pinheiros - São Cristóvão)	138 kV	13,8 km
Laranjeiras do Sul - Palmital	138 kV	66,0 km
Distr. Ind. São José dos Pinhais - S. José dos Pinhais	69 kV	17,5 km
Santa Quitéria - Parolin	69 kV	10,0 km
Areia - Palmas 1 and 2	138 kV	80,3 km
Capanema - Jardim das Américas	69 kV	5,0 km
Total		455 km

•    Distribution lines

The following table shows Copel Distribuição's distribution lines and their lengths in km:

Distribution Lines	Length (in km)
13,8 kV	103,488.2
34,5 kV	83,347.4
69 kV	695.3
138 kV	5,866.6
230 kV	129.6
Total	193,527.1

•    Substations

The table below shows Copel Distribuição's substations by voltage:

Power	Automated substations	MVA
34,5 kV	224	1,517.2
69 kV	37	2,440.9
88 kV	-	5.0
138 kV	102	6,779.3
Total	363	10,742.4

•    Supply Quality

Supply quality is measured by indicators that monitor distributors' performance in terms of continuity of service. The Outage Duration Equivalent per Consumer Unit (DEC) measures the number of hours on average that consumers remain without power during a certain period. The Outage Frequency Equivalent per Consumer Unit (FEC) indicates the average number of outages per consumer unit. Based on DEC and FEC, ANEEL establishes individual continuity parameters (DIC, FIC and DMIC) which are itemized in electricity consumers’ monthly bills.

These indicators are reviewed in the Periodic Tariff Review (RTP), and are increasingly becoming stricter in order to improve the quality of customer service. The indicator is established in concession agreements and failing to fulfill the efficiency criterion for quality of service for two consecutive years during the period assessed or in the year 2020, will lead to the concession being canceled.

Copel Distribuição’s DEC and FEC indicators showed improvement in the number and duration of outages for the year 2015 compared to the previous year, due to more periodic maintenance, preventive inspections, additional facilities and expansion as shown below:

•    Management of energy losses

Energy losses are inherent to the nature of the process of transforming, transmission and distribution of electricity. An analysis of the electricity required to serve consumers must bear in mind that not all electricity generated is delivered to end consumers.

In this context, losses may be segmented between losses in the Basic Grid, which are external to the concessionaire's distribution system and are imminently technical in their origin, and distribution losses that may be of a technical or non-technical nature.

Technical losses refer to the portion of distribution losses inherent to the process of transporting, transforming voltage and measuring electricity in the concessionaire's grid. Non-technical losses means all other losses associated with the distribution of electricity, such as theft, measuring errors, mistakes in the billing process, consumer units lacking meters, and other issues.

In the year 2015, global distribution losses - technical, non-technical and basic grid - accounted for 9.6% of the electricity injected into the distribution system, which was 0.2 percentage points less than in 2014.

On the same basis of comparison, technical losses were down 0.1 pp, non-technical losses showed a decrease of approximately 0.2 p.p and losses in the basic grid, which are not directly manageable by the distributor company, were up 0.1 pp in the year of 2015. Copel Distribution runs a program to combat non-technical losses, a factor that is helping to reduce this indicator. The program consists of several measures for reducing or maintaining the current level of non-technical losses, through the following initiatives:

•         Constantly mapping the situation of illegal connections for Copel by identifying the areas and number of families using illegal connections;

•         Enhancing initiatives to combat irregular procedures, improving the performance of targeted inspections;

•         Investments to ensure availability and/or purchase of equipment for inspections;

•         Developing and implementing specific training and recycling related to commercial losses;

•         Inspections of both medium and low voltage lines;

•         Educational notes in the press and messages added to electricity bills.

Reflecting the high quality equipment purchased, training for teams and measures related to inspections in the field, the effectiveness of inspections has risen significantly over the last four years from 11.1% in 2012 to 28.1% in 2015, when there were approximately 55,000 inspections that detected 15,453 irregular procedures. Prospecting target areas before inspections is based on the use of information available in records of consumer units and analysis of niches of fraud in the various classes of consumers.

•    Electricity market

Copel's captive market for electricity showed negative growth of 0.7% in 2015 compared to 2014. The decline was driven by the economic environment and the consequent impact on average income for the population, a factor that has led to rationalized use in the residential sector, in this case also influenced by tariff increases, leading to a fall of 4.3% (against a 5.5% rise in 2014).

There was a fall in the industrial sector's production due lower sales to the domestic market. Industrial consumption showed growth in the year to date of 1.3% in 2015 (3.5% growth in 2014). Growth was lower due to reduced production in the industrial sector caused by lower sales to the domestic market, in particular the Food Products Manufacturing sector, the most representative class, which grew 11.6% in the year.

 The chart below shows electricity sold in the captive market by consumer class:

The table shows captive market consumption class in number of consumers:

Grid Market - Copel Distribuição
	Number of consumers			Energy distributed (GWh)
	Dec/15	Dec/14%		2015	2014	%
Captive Market	4,418,062	4,326,970	2.1	24,043	24,208	(0.7)
Concessionaries and Licensees	4	4	-	699	699	-
Free Consumers (1)	129	132	(2.3)	4,045	4,483	(9.8)
Grid Concessionaries	2	2	-	56	38	47.4
Wire Market	4,418,197	4,327,108	2.1	28,843	29,428	(2.0)
(1) Total free consumers served by Copel Geração e Transmissão and other suppliers within the concession area of Copel Distribuição.

The charts show the share of the captive market class in terms of energy consumption and number of consumers:

•    Grid Market (USD)

Copel Distribuição's grid market, comprising the captive market, supplies for concessionaires and permissionaires in the state of Paraná and all free-market consumers in its concession area showed a 2.0% fall over twelve months, reflecting a slowdown in consumption in the main classes, i.e. residential, industrial and commercial. In the case of industrial customers, the free-market related portion showed the largest fall since many of these consumers were more sensitive to changing economic situations in 2015.

Grid Market - Copel Distribuição
	Number of consumers			Energy distributed (GWh)
	Dec/15	Dec/14%		2015	2014	%
Captive Market	4,418,062	4,326,970	2.1	24,043	24,208	(0.7)
Concessionaries and Licensees	4	4	-	699	699	-
Free Consumers (1)	129	132	(2.3)	4,045	4,483	(9.8)
Grid Concessionaries	2	2	-	56	38	47.4
Wire Market	4,418,197	4,327,108	2.1	28,843	29,428	(2.0)
(1) Total free consumers served by Copel Geração e Transmissão and other suppliers within the concession area of Copel Distribuição.

•    Purchase of electricity

In the current regulatory framework, distributors mainly purchase electricity through ANEEL-regulated auctions. To serve part of the market in 2015 and the coming years, Copel Distribuição bid in the following auctions:

•         14th Existing Energy Auction A-1 held on 05/12/2014, with the acquisition of 30.6 average MW and supply starting as of January 2015;

•         18th Adjustment Auction held on 01/15/2015, with the acquisition of 299.9 average MW, for the supply period from January 1 to 06/30/2015;

•         3rd Alternative Sources Auction held on 04/27/2015, with the acquisition of 1.15 average MW and supply starting from July 1, 2017; and

•         22nd New Energy Auction (A-3) held on 08/21/2015 with the acquisition of 45.4 average MW and supply starting from January 1, 2018.

In addition to these bidding procedures, from July 2015 to Copel Distribuição was allocated of new quotas of physical guarantee arising from generation plants whose concession agreements had expired.

Copel Distribuição is likely to determine a contracting level of about 101.5%, although the data are not yet consolidated due to the postponement of the December 2015 accounts by the CCEE and are therefore sheltered from any financial penalties or impacts resulting from under- or over-contracting.

The following chart shows the volume composition of Copel Distribuição’s electricity purchases in 2015:

For the year 2016, the projected balance of contracting shows that it will reach the target level of 100.0% - 105.0% of the market. However, this perspective is to be monitored and reviewed against the backdrop of contraction in the energy market.

•    Distribution Regulatory Environment

Since January 2013, a significant number of distributors were exposed to the short-term market (MCP) in a period characterized by high values of the Differences Settlement Price (PLD). In order to avoid a substantial impact on the economic and financial health of companies, Brazil's federal government has taken a series of measures, including payment for this exposure, among other items, by the Energy Development Account (CDE) in 2013 and the creation of the Regulated Market (Conta- ACR), which allowed distributor companies to offset their costs in 2014 in the MCP, Energy Security System Service Charge (ESS), hydrological risk, and others. These measures also allowed the effects of these costs to be diluted for consumers.

The worsening hydrological scenario in 2014 and 2015 significantly impacted tariff adjustments and a series of events that occurred after the last tariff increase in June 2014 had major impact on the costs of the Electricity Distribution concessionaires. The biggest items were the costs of Involuntary Exposure to MCP, hydrological risk of Physical Guarantee Quota Contracts (CCGF), ESS, higher electricity purchasing costs due to the adjustment of Itaipu's tariff, the result of the 14th Existing Energy Auction and the 18 Adjustment Auction, and increased CDE Quota, which led to tariff increases in the Extraordinary Tariff Review (RTE) and the annual tariff adjustment in June 2015.

•    Extraordinary Tariff Review (RTE)

The abovementioned events led to economic and financial imbalance for the Distribution Concession Agreement, giving rise to sufficient reasons to apply for an extraordinary review (RTE) based on the provisions in the Concession Agreement and the Law of Concessions (Law No. 8987/1995).

On 01/23/2015 therefore, Copel Distribuição applied for an extraordinary review (RTE) of electricity supply tariffs. On 02/27/2015, ANEEL decided to review 58 distribution concessionaires. As per Ratifying Resolution No. 1858/2015, the average tariff effect Copel Distribuição charged consumers was 36.37% applied as of 02/03/2015.

ANEEL approved a 36.79% average tariff increase for Copel Distribuição as of 02/03/2015, of which 22.14% related to the CDE quota and 14.65% to the repositioning of energy acquisition costs.

•    Annual Tariff Adjustment (RTA)

Pursuant to Ratifying Resolution No. 1897/2015, Copel Distribuição tariffs were again adjusted, corresponding to a 15.32% average tariff effect for consumers.

Copel Distribuição's cumulative increase in supply tariffs in 2015 was 51.69%. Of this total 31.11% related to the annual economic tariff readjustment and 20.58% to financial components. These percentages did not include the additional 'red flag' tariff applied as of January 2015.

•    Tariff Flags

The purpose of the 'tariff flag' system for consumer prices to reflect conditions under which electricity is generated in the SIN by charging additional amounts in the Energy Tariff (TE), thus enabling consumers to vary their consumption as the real price of electricity changed. Green, yellow and red 'flags' show whether electricity costs more or less depending on conditions for electricity generation. Normative Resolution No. 689/2015 regulates module 6.8 of the Tariff Regulation Procedures (PRORET), which determines commercial procedures for implementing the 'tariff flag' system. 'Tariff flag' amounts are set in a specific document published by ANEEL each calendar year.

The flag is applied to all consumers, multiplying consumption (in kilowatts) by the flag tariff (in BRL). 2013 and 2014 were trial years to educate consumers about the new system, and ANEEL made monthly announcements to show which flags would be in place. ANEEL regulations required the 'red flag' tariff to be added to electricity bills in the amount of R$3.00 for each 100 kWh as of 01/01/2015.

This mechanism was reviewed in February 2015 and the Tariff Flag Funds Centralizer Account (CCRBT) was introduced. These changes are in line with the provisions of Decree No. 8.401/2015 and the amount charged to consumers rose to R$5.50 for each 100 kWh under the 'red flag' as of 03/02/2015.

Ratifying Resolution No. 1945/2015 reduced the 'red flag' tariff to R$4.50 per 100 kWh, as of 09/01/2015.

The 'red flag' electricity tariff introduced two levels as of 02/01/2016: R$3.00 and R$4.50 per 100 kWh (kilowatt hour) consumed and the 'yellow flag' tariff was set at R$1.50 per 100 kWh.

3.3.4.  Telecommunications

Copel Telecomunicações provides telecommunications services and communications in general of the Multimedia Communication Service (SCM) type, and compiles studies and projects to meet the Company's needs and those of the market in general. These services maybe operated indefinitely without exclusivity on the national level.

In 2015, the optical grid totaled 28,110 km of optical cables, which was 10.5% more than in 2014, of which 9,868 km were inter-urban and 18,242 km urban. Inter-urban cables provide corporate services for 5,000 customers in 399 municipalities in the state of Paraná, two in Santa Catarina, one in Mato Grosso and four in São Paulo, and broadband services in 51 municipalities in the state of Paraná. The broadband service coverage area has 700,000 homes passed and 43,023 customers, showing increases of 15.5% and 73.7% respectively against 2014.

3.3.5.  Ownership interests

Copel has ownership interests and associations with companies, consortiums and other institutions operating in various sectors in addition to energy sector. More information in Notes 1.1, 2, 17 and 18.7.

3.3.6.  Research and Development (R&D)

Law No. 9991/2000 requires electricity sector concessionaires, permissionaires and authorized companies to allocate a minimum percentage of their net operating revenues to Electricity Sector Research and Development (R&D) in accordance with ANEEL regulations. Electricity sector R&D projects must be original and innovative.

Generation and Transmission

Approximately R$15.0 million was allocated to our generation and transmission R&D program, consisting of 29 projects, in 14 of which the Company participated in collaboration with other companies. Of these, 2 are strategic and their themes were determined by ANEEL, through a Call for Projects.

Distribution

In 2015, R$13.5 million was invested in 29 R&D projects, of which 10 (sic) were signed and 3 concluded during the year, and there are 26 ongoing projects; we are collaborating with other electric sector companies on 8 projects, including three strategic themes determined by ANEEL through a call for projects.

4.    ECONOMIC-FINANCIAL PERFORMANCE

4.1. Net Operating Revenues

In 2015, Net Operating Revenues rose 5.8% against 2014 to reach R$809.6 million. This variation was mainly due to:

1)     An increase of R$1.3758 billion in Revenues from electricity supply, mainly due to:

•   the tariff increase awarded by Extraordinary Review (RTE) applied in March 2015;

•   the adjustment applied in June 2015;

•   offset by a 0.7% reduction of the captive market.

2)      R$663.4 million decrease in Electricity Supply, mainly due to:

•   variation of PLD;

•   impact of applying GSF to short-term market settlement; and

•   decrease in electricity dispatched by UEG Araucaria.

3)     R$151.0 million increase in Electric Grid Availability Revenues, arising particularly from the June 2015 tariff increase;

4)      R$82.7 million decrease in Construction Revenues. The Company recognized revenues relating to the construction or improvement of infrastructure used to provide electricity transmission and gas distribution services, which totaled R$1,196.3 million in 2015 and R$1,279.0 million in 2014. The corresponding expenses are recognized in the income statement for the period as construction costs when incurred;

5)     R$44.5 million increase in Telecommunications revenues, mainly due to the number of customers increasing from 27,614 to 47,987 in 2015;

6)     R$135.1 million increase in Piped Gas Distribution Revenues due to higher volume of gas distributed in the industrial, residential and cogeneration sectors;

4.2. Operating Costs and Expenses

The item showed a R$560.5 million (4.6%) increase in 2015, mainly influenced by:

1)      R$952.3 million increase in Electricity Purchased for Resale, mainly due to the higher tariff charged for electricity purchased from Itaipu and the end of transfers of CDE and ACR Account funds;

2)      R$534.9 million increase in Charges for Use of Grid, mainly due to higher cost of System Services Charges (ESS), which absorbed the additional cost of activating thermoelectric plants dispatched without following order of merit, which was previously covered by the PLD;

3)     R$116.0 million increase in Personnel and Management, mainly due to the salary adjustment in October 2015; and

4)      R$992.9 million decrease in Provisions and Reversals, due mainly to reversing provision for expropriation processes and assets and suppliers (Note 29), partly offset by the higher amount of allowance for loan losses (PCLD) in 2015. (Note 7.3)

4.3. EBITDA

Consolidated		2014
In R$ thousands	2015
Net income attributable to shareholders of the holding	1,192,738	1,205,950
Net income attributable to minority shareholders	72,813	129,665
Deferred IRPJ and CSLL taxes	(165,794)	(225,853)
IRPJ and CSLL taxes	698,023	747,869
Financial expenses (revenues), net	110,958	(130,592)
Ebit	1,908,738	1,727,039
Depreciation and Amortization	676,472	629,943
Ebitda	2,585,210	2,356,982
Net Operating Revenues - ROL	14,728,131	13,918,517
Ebitda Margin % (Ebitda ÷ ROL)	17.6%	16.9%

The Company's EBITDA in 2015 was R$ 2,585.2 million, showing an increase of R$ 228.2 million against 2014. The 9.7% increase was mainly due to R$ 815.2 million net revenues growth in 2015.

4.4. Financial Result

The financial result showed a decrease of R$241.6 million due to:

1)     a 40.7% increase in financial revenue arising from monetary variation on accounts receivable related to the concession and updating remuneration on the sector's assets and liabilities; and

2)     a 92.2% increase in financial expenses mainly due to higher amount of debt charges resulting from the inflow of funds in the period.

4.5. Added Value

In the 2015 fiscal year, Copel posted Total Value Added of R$14,456.4 million, up by 83.9% against the previous year. The variation was mainly due to the 51.69% cumulative increase in Copel supply tariffs in 2015, consisting of RTE and RTA. The item is shown in full in the financial statements.

4.6. Debt

The Company meets its liquidity and capital requirements primarily with cash from operations and external financing used to expand and modernize business related to generation, transmission and distribution, and telecommunications.

An important point to note is that the Company aims to invest in ownership interest using both credit facilities available in the market that make sense for Copel's capital structure in terms of financial leverage compared to returns from projects. It is worth noting that prospects for financing as well as cash and cash equivalents will be sufficient to cover the fiscal year's investment plan.

In 2015 there were the following outflows of funds:

Inflow - 2015 (In R$ millions)	Financing Agent	Amount
Bank Credit Note No. 381	Banco do Brasil	640
UHE Colíder	BNDES	68
Promissory Notes	Investidores	950
Debentures	Debenturistas	1,160
LT Assis - Paraguaçu	BNDES	25
LT Londrina - Figueira	BNDES	15
Works for the 2014 FIFA World Cup	BNDES	10
"Luz Para Todos" program CEF 415.855-22/14	Caixa Econômica Federal	5
Wind energy	BNDES	124
Debentures	BNDESPAR	9
Total		3,005

Payments made in the year totaled R$2,145.5 million, of which R$1,325.8 million principal and R$819.7 million charges.

The long-term debt repayment schedule, comprising loans, financing and debentures:

	2017	2018	2019	2020	2021	After 2021	Total
Foreign Currency	-	-	-	-	-	103,547	103,547
Brazilian Currency	2,183,446	1,502,873	929,995	486,922	146,353	1,278,836	6,528,425
Total	2,183,446	1,502,873	929,995	486,922	146,353	1,382,383	6,631,972

4.7. Net income

In 2015, net income attributable to the parent company's shareholders was R$1,192.7 million, which was 5.2%, down by R$1,206.0 million against the previous year.

Distribution of dividends and interest on shareholder equity

(in R$ thousands)	2015		2014			2013
	Total	Lump sum	Total	2nd installment	1st installment
Approval by AGO	28/04/16	28/04/16	23/04/15	23/04/15		24/04/14
Approval by CAD	15/03/16	15/03/16	18/03/15	18/03/15	24/10/14	12/03/14
Payment date	to be defined	to be defined	22/06/15	22/06/15	21/11/14	28/05/14
Adjusted Net Income	1,223,542	1,223,542	1,245,046	483,507	761,539	1,121,075
Value of ON Shares	164,924	164,924	315,060	122,335	192,725	283,640
Value of PNA Shares	960	960	962	404	558	964
Value of PNB Shares	160,912	160,912	306,501	119,014	187,487	275,933
Total Distribution	326,795	326,795	622,523	241,753	380,770	560,537
The information regarding the 1st installment of 2014 refers to the results of the 1st half of the relevant fiscal year (art. 41 of the By-laws).

Of net income for the 2015 period, calculated in accordance with legislation, the Company proposes to pay annual dividends amounting to R$326,795,370.40 as follows:

Interest on Shareholders’ Equity in lieu of dividends in the gross amount of R$198,000,000.00 were distributed as follows: R$0.68748 per common share (ON) R$2.10511 per class A preferred share (PNA) and R$0.76022 per class B preferred share (PNB).

Dividends in the amount of R$128,795,370.40 were distributed as follows: R$0.44968 per common share (ON); R$0.41996 per class A preferred share (PNA), R$0.49451 per class B preferred share (PNB).

Payment will be made within 60 days of the Annual General Meeting.

4.8.  Shares .......

Trading volume:

Volume traded		ON (CPLE3)		PNB (CPLE6)
		Total	Daily average	Total	Daily average
Bovespa	Trades	51,687	210	884,788	3,597
	Quantity	17,640,200	71,708	156,192,500	634,929
	Volume (R$ thousands)	385,738	1,568	5,048,187	20,521
	Presence in trade sessions	246	100%	246	100%
NYSE	Quantity	739,993	3,682	152,385,157	609,541
	Volume (US$ thousands)	4,667	23	1,528,024	6,112
	Presence in trade sessions	201	80%	250	100%
Latibex	Quantity	-	-	388,687	1,606
	Volume (€ thousands)	-	-	3,388	14
	Presence in trade sessions	-	-	242	95%

Share price:

Share		2015	2014	Change %

BM&FBovespa	ON (CPLE3)	R$ 16.00	R$ 24.90	(35.7)
	ON average	R$ 22.01	R$ 22.83	(3.6)
	PNA (CPLE5)	R$ 35.00	R$ 30.00	16.7
	PNA average	R$ 33.29	R$ 30.00	11.0
	PNB (CPLE6)	R$ 24.30	R$ 35.90	(32.3)
	PNB average	R$ 32.43	R$ 32.77	(1.1)
	Ibovespa	43,349	50,007	(13.3)
	Electricity Index	24,803	27,161	(8.7)
NYSE	ON (ELPVY)	US$ 3.89	US$ 9.22	(57.8)
	ON average	US$ 6.56	US$ 9.67	(32.2)
	PNB (ELP)	US$ 7.62	US$ 13.17	(42.1)
	PNB average	US$ 9.88	US$ 14.00	(29.4)
	Dow Jones Index	17,425.03	17,823.07	(2.2)
Latibex	PNB (XCOP)	€ 5.46	€ 11.13	(51.0)
	PNB average	€ 8.93	€ 10.59	(15.6)
	Latibex Index	1,059.20	1,750.00	(39.5)

4.9. Consumer Default

As of the 2003 reporting period, Copel Distribuição has been using the following method of calculating default rates for its electricity supply product:

Default (%) =	∑ Debits past due > 15 days ≤ 360 days
∑ Sales revenues in the 12-month period

For calculation purposes, consumers were rated in default if their debit was past due for 15 - 360 days, in accordance with overdue notice (ANEEL Resolution No. 414/2010), and recognition of losses on past due debits was excluded.

In December 2015, the amount owed by Copel Distribuição consumers was R$272.8 million, which is equivalent to 1.81% of its sales revenues.

4.10.   Investment Program

The investment program for 2016 was approved on 12/09/2015 by the 151st ordinary meeting of the BoD Investments made and planned for 2016 are shown below:

	Realized		Change %	Estimated
Companies (in R$ millions)	2015	2014	2015-2014	2016
Generation and Transmission	1,373.3	1,316.3	81.1	1,695.1
Distribution	656.4	857.7	(23.5)	570.0
Telecommunication	105.4	107.5	(2.0)	146.0
Wind Energy Developments (1)	229.3	176.0	30.3	714.8
Other (2)	0.3	11.5	(97.5)	23.9
Total	2,364.7	2,469.0	(4.2)	3,149.8
(1) Includes Brisa Potiguar, Cutia Empreendimentos Eólicos, São Bento Energia and Voltália.
(2) Includes Holding, Copel Renováveis, among other.

5.    ENVIRONMENTAL PERFORMANCE

5.1.      Personnel management

Our headcount for six companies - Copel Holding, Copel Distribuição, Copel Geração e Transmissão, Copel Telecomunicações, Copel Participações and Copel Renováveis totals 8,628 tenured employees distributed across four levels of qualification as follows: secondary education (4,931), technical secondary education (2,073), higher education (1,488) and operatives (136). The Company has been resizing its workforce and we hired 225 new employees in 2015 through publicly announced competitive selection procedures. In the same period, 191 employees left the Company. Our turnover rates were 2.4% in 2015 and 2.8% in 2014.

•    Human Resources Development

Copel develops people by holding various educational activities ranging from basic job training to graduate degree initiatives organized under corporate programs (company-wide educational activities), occupational training (basic aspects of their jobs), mandatory training (courses for certain activities), professional development and events (seminars, lectures, workshops, conferences, etc.).

In 2015, the Company invested approximately R$8.8 million in training and development of its staff, as a result of which, 24,298 employees attended the 2,021 trainings and development sessions offered. Total training amounted to 328,196 hours, averaging 38 trainings hours per employee.

Since its adhesion to Responsible Executive Education Principles (PRME) in 2014, Copel`s Corporate University (UniCopel) has developed educational activities based on of this initiative. This program was designed to prompt new insights so that participants themselves may visualize innovative personalized solutions for organizations to reinvent themselves toward a very different future that would be better for everybody. From this perspective, our executive education program is aligned with PRME.

Two in-company groups taking Executive MBAs in Business Management graduated at the end of 2015. This MBA was based on Copel`s organizational values and competencies. The course started in 2013 with 87 people enrolled.

Since 2012, to better prepare staff working with international partners, Copel has been running a language program. A total of 228 employees attended English, Spanish and German classes in 2015. In addition to a partial refund of tuition fees, which varies depending on their performance on the program, participants also get the assistance of a consulting firm retained to periodically evaluate and monitor their development at language schools and help focus initiatives to boost their learning process.

The Company also works to improve its results by investing in graduate programs, both degree and non-degree awarding (latu senso) courses. This investment, in addition to fostering research and dissertations that will lead to innovation and improvements for Copel and the electricity sector, also assists professional development. In 2015, 17 employees enrolled for graduate courses that are fully funded by the Company. Of these, ten are taking courses at `specialization` or MBA level, while seven are taking a master's and one a doctorate.

In 2015 Copel developed a training program for members of its board of directors and fiscal council, in addition to directors of its special purpose entities (SPEs).

•    Benefits

In addition to legally required benefits, those directly available for all Copel employees include tuition grants; advances on vacation pay and additional payment of 1/3 of salary in addition to legally required amounts; advance payment of the first portion of the annual bonus (aka 13th salary) in January; profit sharing; quality of life incentives such as our choir and company games; food and meal vouchers; subsidies for daycare and disablement and employees with disabled dependents; extended parental leave; supplementary sickness pay; and other benefits provided under an agreement between Copel and Brazil`s Social Security (INSS). Additionally, Copel`s Pension and Social Security Foundation, for which Copel acts as sponsor, runs a private pension plan to supplement official social security as well as health and dental care plans. Copel Foundation also provides a portfolio of loans for participants under legal provisions governing the investment of its pension fund`s reserves.

•    Compensation policy

Copel`s practices for compensation, recognition and incentives are based on two pillars: fixed pay (reflecting market levels and individual merit) and variable pay (profit sharing program [PLR]). Copel's employee profit sharing program complies with Federal Law No. 10.101/2000, State Decree No. 1978/2007 and State Law No. 16560/2010 and income is distributed equally to all employees. The lowest salary paid by the Company in December 2015 (R$1,590.91) was twice the national minimum wage on that date (R$788.00); in the same period, there was no material difference between men and women in terms of basic salaries paid.

•    Labor relations

There are 19 trade unions representing the various classes of workers, and Copel holds meetings with them to discuss matters of mutual interest. In the collective bargaining month (October), this relationship intensifies when unions and Copel discuss demands for the official collective bargaining agreement (ACT), which mitigates any problems with unions or employees. Additionally, any 'just cause' dismissals are preceded by administrative proceedings regulated by internal administrative rules, which assure employee of the right to defense.

•    Performance assessment

Copel's performance management program covers organizational competencies and results as well as different approaches in relation to careers, compensation and professional development, such as promotions, meritocracy, vocational aptitudes, lectures or talks, training programs, grants for postgraduate and language course. The program started in 2013 and developed specifically assertive improvements based on the experience of previous cycles and managers and employees views on Copel's performance management practices. From each cycle we aim to learn lessons and make improvements to boost adherence to the company’s culture and reality.

5.2.      Suppliers

As a public utility concessionaire, Copel's main criteria for selecting suppliers are compliance with labor, tax and environmental legislation. These criteria are defined in procurement procedures, contracts, supplier registration guides and technical manuals that are permanently available to interested parties at this address: www.copel.com/hpcopel/fornecedores

There is no policy or practice that requires preference for local suppliers in view of the need for compliance with Federal Law 8666/1993 and State of Paraná Law No. 15608/2007.

5.3.      Customers

Copel's relations with its customers - residential, commercial, industrial and government entities, encompassing all its operating segments - are guided by the pursuit of excellence in services and customer satisfaction.

Copel monitors its ANEEL customer satisfaction numbers and conducts its own surveys through the Brazilian Association of Electricity Distributors (ABRADEE). The latter compares distributors across three different customer segments: Group B - urban residential, Group B - industrial and commercial (retailing and services) and Group A. ABRADEE surveys compile an indicator known as Perceived Satisfaction with Quality (ISQP) from their coverage of the following five aspects: electricity supply, information and communication, billing, customer service and company image.

Rural areas are not within the scope of any of the above-mentioned surveys, so Copel started to assess rural customer satisfaction some time ago; we did so again in 2015 after a period in which no surveys were conducted.

	2013	2014	2015
Abradee Satisfaction Survey - Residential Clients	89.4%	89.3%	88.6%
Abradee Satisfaction Survey - Non-Residential Group B Clients	88.6%	86.0%	86.5%
Abradee Satisfaction Survey - Group A clients	87.6%	86.3%	78.6%
Aneel Client Satisfaction Survey - IASC	62.0%	75.2%	60.3%
Rural Clients Satisfaction Survey	Not conducted	Not conducted	77.9%

Focusing on reaching high levels of satisfaction, Copel's key initiatives include maintaining the electricity grid to ensure quality and continuity of supply and investing to develop new customer service channels, in addition to improving existing channels by training attendants and deploying the technology required for each of the customer service channels. New customer service solutions introduced in 2015 included:

•         'Copel with you' (Copel com Você): on-site customer services in small towns, provided in partnership with local commercial establishments.

•         Commercial ISO certification for our commercial processes involving more than 3,400 people all over the state of Paraná.

•         Real Estate Portal: exclusive customer service channel for real estate business.

•         Copel Mobile: inclusion of new functionalities for smartphone and tablet based customer service channels.

•         Copies of bills and bill-payment slips available at local offices: obtaining copies of bills in order to reduce waiting time at local offices and service centers based on using unique passwords.

•         Training sessions: focusing on services with large numbers of non-conformities in order to solve any problems reported.

•    Customer Contact Channels

We have various service channels for different types of business and all inbound contacts are logged in order to remain focused on customer needs and improve processes to ensure high quality services. The main customer service channels and mechanisms for handling complaints are:

Institutional (all business)

•   +55 (41) 3331-4141 and 3310-5050 - Corporate issues related to Copel

•   Online form: http://goo.gl/qduklP

•   Copel Ombudsman: requests for information, suggestions, problem reports, complaints and questions.

Distribution

•         Personal customer service at Copel's local offices: www.copel.com/agencias

•         Telephone lines: 0800 51 00 116 - information concerning electricity supplies and bills. Toll-free number open 24/7.

•         Chat service: www.copel.com/solidus/htmlc/jsp/upfront.jsp

•         Copel Mobile: free Android and iOS smartphone and tablet apps

•         SMS: in the event of a power outage, send a free SMS message to mobile number 28593 containing 'SL' and the consumer unit number as shown on your bill.

•         Virtual office: http://agencia.copel.com/AgenciaWeb/

Telecom

•   0800 41 41 81 - Copel Telecom's internet related services - toll-free, Monday through Friday from 7:30 a.m. to 18:30 p.m. - or 24/7 technical support.

•   e-mail: telecom@copel.com

•   Access our customer area to obtain copies of bills, documents, contracts and registration details: http://www.copeltelecom.com/hptelecom/conect-se.jsp

5.4.      Community

Our investment projects are affected by positive and negative economic impacts. Social and economic impacts vary in magnitude depending on the characteristics of each project and each place and the Company responds in line with its environmental policies and respect for universal human rights. Our Sustainability and Corporate Citizenship policy aims to have decisions and actions directed toward internal sustainability, respect for all stakeholders and diversity and ethics in business.

•    Low-income customer subsidy program (Luz Fraterna)

Paraná state government pays bills for consumers enrolled for its 'Social Electricity Tariff'. Provided their monthly consumption does not exceed 120 kWh, their electricity is supplied free of charge, which has a positive financial impact for low-income consumers. In 2015, state government funds used for this program totaled R$36.6 million and covered a monthly average of 136,000 households.

•    Nighttime Irrigation and Nighttime Rural tariff programs

Our Nighttime Irrigation and Nighttime Rural tariff programs help to boost agricultural productivity by discounting 60% to 70% from tariffs charged for electricity used by farmers and growers from 9:30 p.m. through 6 a.m. Lower electricity bills are directly reflected in lower costs and higher income for farmers and growers. Our Nighttime Irrigation and Nighttime Rural tariff programs benefited some 4,100 farmers or growers and 9,794 rural consumers respectively.

•    Energy Efficiency Program (PEE)

Our Energy Efficiency program encourages efficient use of electricity and obtains funding determined by Law No. 9,991/2000 and ANEEL Resolution No. 556/2013.

Through the program, the Copel Distribuição's "Copel in the Community" project develops initiatives for low-income consumers to benefit from the Social Electricity Tariff (TSEE). Talks and presentations for all beneficiaries show them how to use electricity safely and efficiently, diagnose problems and replace incandescent bulbs with more efficient ones.

Based on a diagnosis of their electricity usage, consumers may decide to replace refrigerators and showers with more efficient devices. By the end of the most recent iteration of the 'Copel in the Community' project for low-income consumers, we had organized 500 presentations, made 50,000 energy diagnoses, replaced 150,000 incandescent light bulbs with more efficient compact fluorescents or LEDs, traded 12,000 refrigerators for new ones bearing the Procel energy saving seal, and exchanged 10,000 conventional electric showers for units fitted with heat recovery systems. The purpose of these measures is to encourage members of communities in our concession area to conserve natural resources, especially energy.

Copel Distribuição also runs annual energy efficiency 'suggestion box' projects through which customers may submit proposals for energy efficiency projects to be funded by this program. The project is open to industrial and residential (condominium building) consumers, commerce and services, governmental bodies, rural customers, utilities and public lighting.

The year 2015 also saw the first iteration of the "Copel Efficient Home" project for the Distribution Company's residential consumers, a project organized in partnership with chain store operator Lojas Colombo, as the winner of the bidding process. A 45% bonus was awarded to customers replacing an old refrigerator or freezer by a more efficient one.

A total of 18,000 kits efficient light-bulb kits were provided at the unit price of R$1.00. Each kit consists of 5 lamps (4 compact fluorescents and 1 LED lamp) to replace incandescent bulbs.

•    Social Electricity Tariff

Households or families enrolled with the federal government's Social Program Registry who meet the requirements stated in ANEEL Resolution 414/2010 are eligible for discounts as long as they do not consume more than 220 kWh monthly. In late 2015, ANEEL required Copel and other concessionaires in Brazil to renew registrations of consumers benefitted under this arrangement.

•    Copel Sustainability Seminar

Copel held its 6th Sustainability Seminar in 2015 with presentations, workshops and a trade fair heightening the visibility of good sustainability practices for business, industry, universities and government entities. The event - named "The Company and its Role for a Sustainable World" - focused on climate change, sustainable development targets and ethics.

•    Indigenous communities

Brazil's National Foundation for Indians (FUNAI) reports that there are now about 9,500 members of indigenous communities in the state of Paraná, who are divided into 17 tribes belonging to the Caingangue, Guarani and Xetás ethnicities.

To reach indigenous communities located in environmentally protected areas or other areas where extending its electric distribution grid would not be feasible, Copel has developed projects covering new energy connections, efficient use of electricity, photovoltaic panels for villages in the state's coastal regions and new connections for rural communities. Over the last few years, the company has allocated more than R$6.0 million BRL to projects developed in 28 indigenous areas of Paraná.

A small hydroelectric plant located in the Apucaraninha Indian reservation was inaugurated in 1949 by Empresa Elétrica de Londrina S.A. and absorbed by Copel in 1974. To repair damage caused to the Apucaraninha indigenous community, Copel GeT signed two Adjustment of Conduct agreements. One dated 2002 required an annual payment of financial compensation for residents to remedy the effects of the generating plant and another signed in 2006 required compensation for environmental, cultural and non-material damages caused for the community. Part of this amount was distributed to the community and the remainder used to fund the Apucaraninha Indigenous Community Social, Economic and Cultural Environmental Sustainability Program thus ensuring gains for the community's present and future generations.

In 2015, 669 indigenous consumer units were registered for the low- income Social Electricity Tariff and there were no cases of violation of rights of indigenous peoples.

•    Tax incentives

 Copel uses tax incentives to support various cultural (under the Rouanet Law), sports (the Sports Incentive Law) or social projects relating to the statute of children and adolescents (Fund for Children and Adolescents [FIA]), the seniors statute (Seniors Fund) or healthcare projects (National Oncology Healthcare Support Program [PRONON] and National Healthcare Support Program for Persons with Disabilities [PRONAS]).

A highlight is our support for the TOP 2016 program, which aims to make Paraná a reference for Olympic and Paralympic sport in Brazil by recognizing the state's sporting talents and contributing to social development through sports, health and education for young people.

•    Corporate Volunteering (EletriCidadania)

The program allows employees to spend up to 4 hours per month of their company time on spontaneously voluntary work for community initiatives that go beyond mere welfare to address sustainable development of all aspects of society, be they cultural, educational or occupational. A total of 1,513 volunteer hours were registered in 2015.

•    State government housing program (Morar Bem Paraná)

In 2011, Paraná state government issued Decree No. 2845/2011 to encourage production and acquisition of new housing units, as well as the upgrading, extension or refurbishing of urban and rural properties, official land title and urbanization for households whose incomes are up to six times the national minimum wage, as well social housing in the state.

Copel's key attribution under the program is to provide electricity distribution grids and utility gateways for consumer units in these housing projects. The initiative is managed by Paraná state's housing company, Companhia de Habitação do Paraná (Cohapar).

A total of 10,364 consumers were benefited by these facilities in 2015.

•    Telemetering Group A

In 2015, Copel extended remote metering for group A consumers with over 13,000 telemetering points corresponding to almost 92% of these consumers.

Invoicing data are obtained automatically without the need for meter readers, thus improving the quality of the process, eliminating errors and adding value with availability of data for internal processes and on the Internet for customers.

This system also has the ability to monitor use of electricity by emitting alarms when abnormal situations occur, helping to detect defects or irregular metering procedures (tampering) and reducing Copel's commercial losses.

•    Paraná Smart Grid Project

The Paraná Smart Grid project installed 2000 telemetering points in the Curitiba metro region and 1000 points in the rural area of Colombo and Bocaiúva do Sul to test the technology. Readings are taken hourly to detect errors, outages and obtain readings for travel-free invoicing.

•    The Illuminating Generations program

The Illuminating Generations program provides presentations for 4th grade pupils at public system elementary schools. Their informative and preventive content covers responsible and safe use of electricity, natural resources (energy and water) and correct waste disposal. To reinforce information, pupils and staff are given a kit containing 2 booklets, one on precautions when using electricity and natural resources and another titled "Electric Challenge"

In 2015 the program reached more than 50,000 pupils Paraná to deliver advice on efficient and safe use of energy and sustainability.

•    Rural program (+ Clic Rural)

The program was launched in August 2015 to improve the quality of electricity supplies in rural areas and the focus is on agricultural activities integrating with outage-sensitive processes.

There are plans to invest R$500.0 million in order to apply the smart grid concept in rural Paraná by 2018, with an expected outreach of 68,334 direct consumers and over 600,000 indirect consumers.

•    More than Energy Project (Mais que Energia)

Created in 2014, the project's objective is to implement, expand and consolidate social investment projects and programs for the community. Funding for the first project came from the BNDES's Social Investment Business (ISE) facility in the amount of R$750.000 in order to support institutions and schools for deaf and / or blind persons. Three institutions were selected for this first project and a bidding procedure for engineering projects has been scheduled.

•    Solidarity Bill project

As of July 1, 2015, customers who sign up to get their bills sent by e-mail are participating in the Solidarity Bill project. For each customer adhering to e-mail billing, Copel donates R$1.00 to associations for parents and friends of exceptional / disabled children (APAEs) in the state of Paraná.

•    Cultivar program

The program for community gardens in areas under Copel power lines is run in partnership with municipal governments and communities. By occupying empty spaces, it works for inclusion, food security and income generation. In addition, the program enhances security for the community since it has the potential to inhibit irregular and hazardous occupation of areas under power lines.

The first Copel power line community garden was inaugurated in 2013 as a pilot project in partnership with the municipal government of Maringá. After initial positive results, more gardens were added and they are currently benefiting around 140 families from three different communities in this municipality.

To regulate and spread this initiative in the context of a corporate social and environmental program, Copel is developing standards and procedures and its strategy is to spread the program to other municipalities in the state of Paraná.

•    Calamity benefit

This is a benefit granted to consumers in localities affected by heavy rain or flooding when a state of emergency or public calamity has been declared. Collection measures applied to other consumers are suspended and there are exceptional conditions for negotiating debits due in the period. There was no application of the benefit in 2015.

•     Customers’ Charity Donations (CVT)

Contributions are collected by adding amounts to consumers' bills and forwarding them to charities covered by arrangements with Copel. For these amounts to be billed, customers must provide written authorization. Donations must be at least R$1.00 and at most R$150.00. In 2015 a total of 186,000 customers gave an average total monthly donation of R$1.5 million to be distributed to 108 charities.

5.5. Environment

•    Monitoring water quality

Copel's main impact on water resources is modification of their natural conditions and flood basin vegetation resulting from the building of hydroelectric plants. Therefore, the Company manages social and environmental impacts arising from its projects, from their construction through to the operational stage, conducting studies, mitigating impacts and risks and taking into account relevant environmental legislation.

On a quarterly basis, the Company collects and analyzes water samples from plants and reservoirs to monitor quality. Labs analyze water quality and micro-organisms such as algae and bacteria to identify any alterations.

Copel also monitors river water quality before building new facilities. In addition to parameters currently being monitored, these monitoring measures include sediment and agrochemical analysis.

•    Reservoir Management program

Copel monitors reservoirs and their surroundings in order to detect any environmental interventions and take specific measures to remedy deficiencies in relation to effluent discharge, slope stability, use and occupation of Permanent Protection Areas, illegal hunting and fishing, etc.

To assist in this process of preservation, as well as other areas of environmental interest, the Company has signed an agreement with the Paraná State Police - Environmental Battalion. In addition, we actively participate in the River Basin Committees and National and State Water Resources Council and ensure real time monitoring of the hydrological situation for rivers where we have reservoirs.

•    Ecosystems

Building and operating energy projects has direct and indirect negative impacts on fauna and flora in the surrounding areas. Environmental studies prepared before installation stage evaluate and rank these impacts and propose the environmental programs required to mitigate negative impacts and maximize positive ones.

The best techniques available are used in order to mitigate impacts for flora and fauna. Rescue activities carried out by highly specialized teams include collection, cataloging, management or treatment and appropriate disposal of plant and animal species.

The main objectives of these activities is to add to scientific knowledge and maintain local biodiversity by collecting germplasm and growing seedlings of native species and rescue and release of surviving fauna specimens in order to restore degraded areas, biologically enrich areas surrounding facilities an ensure continuity for gene flows in biodiversity corridors formed by remaining forest.

Measures to mitigate the impacts of transmission lines for native flora start at the facility planning and licensing stage, through detailed multidisciplinary studies of alternative sites with less impact, prioritizing the use of previously altered areas where environmental and social fragility could be lower. For routes where is imperative for certain areas to be used in which remains are better preserved, higher pylons or towers are erected in order to preserve areas located in the right of way.

Areas cleared or deforested for power plants, primarily those that will be used for reservoirs to accumulate basins, aim to have the greatest possible amount of organic matter remove, based on modeling studies in order to ensure the quality of water in reservoirs while filling them and afterwards. Construction sites and other operational support areas are primarily located in places devoid of native vegetation in order to minimize the impact on remaining areas of greater significance for local and regional biodiversity.

In the year 2015, several environmental studies for power distribution projects focused on prevention and mitigation of potential impacts on local flora and fauna through proposals for environmental program such as reforestation; conservation of hillsides or slopes with fragile soils and wellsprings; removing and rescuing fauna and flora, among other proposals. In addition, eight previous environmental studies carried out for the following projects did not detect any material impact for biodiversity:

•         SE Douradina 34.5 kV

•         SE Bela Vista 138 kV

•         SE Colombo 138 kV

•         SE Rio Branco do Sul 138 kV

•         LT 138 kVJoaquim Távora-section.

•         LT 138 kV ATM – RBS

•         SE Catanduvas 34.5 kV

•         LT 138 kV Cafelândia-section

Copel always adopts the most technically and legally appropriate measures to mitigate and offset impacts generated by its projects. In addition, it has been fulfilling requirements for environmental licenses in order to ensure that its facilities are fully compliant in environmental and legal terms.

In 2015, Copel Distribuição did not plant forests to offset environmental effects but donated seedlings to be planted by others. In the same period, as environmental compensation for clearing vegetation around distribution lines, Copel supplied 8,894 native forest seedlings and 671 urban tree seedlings. Other environmental measures taken by the Company's employees included planting 200 native forest seedlings and 275 tree seedlings.

•    Environmental licensing

In 2015, Copel Distribuição applied for 76 environmental licenses for its projects. In the same period, 95 licenses were issued by environmental licensing agencies.

The 6th Environmental Licensing Workshop with the IAP, held in August 2015, addressed points that directly affect the licensing process in order to ensure efficiency and agility by harmonizing environmental licensing with planning for projects underway.

In November 2015, internal training courses covered management of environmental licenses and fulfillment of requirements. These courses sought to disseminate concepts, information and procedures related to environmental and archaeological licensing for transmission lines (up to 69kV) and substations.

•    Urban Forest Program

This program works to enhance urban tree planting in the municipalities in Copel's concession area through joint actions with municipalities to ensure that power distribution grids do not adversely affect urban trees. After nine years, the then 'Urban Forestation Program' was reformulated in 2015 and renamed 'Urban Forests Program', also altering the form of transferring seedlings to municipalities and making initial arrangements for supplies of seedlings in 2016.

In 2015, the chief measures taken were: continuing to run a tree planting agreement with Curitiba municipal government which replaced 304 trees at risk under power lines; holding a technical course on urban trees in partnership with Sedu and IAP, at which 26 managers from 12 municipalities in Paraná were trained; participating in the Inter-Institutional Working Committee on Municipal Plans for Urban Trees, coordinated by Paraná's public prosecutor with an evaluation of 57 municipal tree-planting plans.

•    Environmental studies

 Environmental Impact Studies (EIA), Simplified Environmental Study (EAS) and Simplified Environmental Report (RAS) for the Prior Licensing stage diagnose local situations in terms of physical, biotic and social and economic environments; identify and assess any positive and negative environmental impacts during the stages of planning, building and operating a facility; and finally propose measures to minimize any negative impacts and maximize positive ones.

•    Carbon Credit Project

As a member of Copel's Environmental Council, Elejor started its carbon credit account in October 2000. Under the name of Fundão Santa Clara Energetic Complex Project (FSCECP), its Project Design Document Form (PDD) was approved by the United Nations Framework Convention on Climate Change (UNFCCC/ONU) in 2008.

Certified Emission Reductions (CER) are commoditized and in most cases prices follow BlueNext (www.bluenext.eu) which records all purchase and sale transactions worldwide. Their prices fluctuate in the same way as shares on a conventional stock exchange. The project is valid for 21 years and is reviewed every seven years under current Kyoto Protocol rules.

6.    SOCIAL BALANCE sheet

	ANNUAL SOCIAL BALANCE SHEET
	As of December 31, 2015 and 2014
	(Amounts in thousands of reais, except when otherwise stated)

			2015		2014

	1 – CALCULATION BASE
NE 31	Net Revenues - RL	14,728,131		13,918,517

	2 - INTERNAL SOCIAL INDICATORS		% on RL		% on RL

NE 32.2	Management compensation	19,194	0.1	16,066	0.1
	Employees compensation	842,948	5.7	754,218	5.4
	Food (food voucher and other)	119,410	0.8	105,425	0.8
	Compulsory payroll charges	271,224	1.8	247,826	1.8
	Pension plan	68,090	0.5	66,972	0.5
	Health (healthcare plan)	205,291	1.4	153,539	1.1
	Training and professional development	10,600	0.1	8,056	0.1
NE 32.2	Profit sharing	78,462	0.5	92,657	0.7
	Severance pay	6,905	0.0	6,588	0.0
(1)	Other benefits	16,118	0.1	15,177	0.1
	Total	1,638,242	11.1	1,466,524	10.5

	3 - EXTERNAL SOCIAL INDICATORS		% on RL		% on RL

	Culture	7,568	0.1	13,016	0.1
	Health and sanitation	3,121	0.0	4,421	0.0
	Sports	1,801	0.0	3,130	0.0
	Other	128,231	0.9	108,310	0.8
	Research and Development	66,361	0.5	51,581	0.4
	Energy Efficiency Program	38,666	0.3	15,856	0.1
	“Morar Bem” Program	12,769	0.1	19,692	0.1
	“Tarifa Noturna” Program	3,833	0.0	4,665	0.0
	Other	6,602	0.0	16,516	0.1
	Total contribution to society	140,721	1.0	128,877	0.9
	Taxes (except payroll charges)	10,495,595	71.3	4,394,165	31.6
	Total	10,636,316	72.2	4,523,042	32.5

	4 – ENVIRONMENTAL INDICATORS		% on RL		% on RL

	Investments related to corporate operations	490,621	3.3	333,021	2.4
	Investments in programs and/or external projects	856	0.0	852	0.0
	Total	491,477	3.3	333,873	2.4

(2)	Quantity of environmental sanctions	1		2
	Amount of environmental sanctions (R$ thousands)	132		1,600
			2015		2016 Targets
	Regarding the establishment of annual targets to reduce waste; general consumption regarding production/operations; and increasing the efficacy in the use of natural resources, the company:	( ) has no targets ( ) meets 51% to 75% of targets ( ) meets 0% to 50% of targets (X) meets 76% to 100% of targets		(X) has no targets ( ) meets 51% to 75% of targets ( ) meets 0% to 50% of targets ( ) meets 76% to 100% of targets

	NE - Note

				2015			2014

	5 – EMPLOYEES INDICATORS (including subsidiaries)

	Employees at the end of the period	8,813			8,777
	New hires in the period	234			235

	Level of education of employees:	Total	Men	Women	Total	Men	Women
	Total Post-Secondary and University Extension	4,282	2,993	1,289	3,849	2,684	1,165
	Total Senior High School	4,343	3,673	670	4,802	4,044	758
	Total Junior High School	188	181	7	126	124	2
	Employees Age Grade:
(3)	Under 18 years old	-			-
	From 18 to 30 years old (exclusive)	1,100			1,331
	From 30 to 45 years old (exclusive)	4,257			4,159
	From 45 to 60 years old (exclusive)	3,371			3,232
	Over 60 years old	85			55
	Women working in the company	1,966			1,927
	% Women in management positions:
	In relation to total number of women	5.4			5.3
	In relation to total number of managers	19.9			20.6
	Afro descendants working in the company	981			1,002
	% Afro descendants in management positions:
	In relation to total number of afro-descendants	3.3			2.7
	In relation to total number of managers	6.0			5.4
	Persons with special needs	207			195
	Dependents	15,580			16,256
(4)	Outsourced	6,457			5,895
(5)	Apprentices	252			177
(5)	Interns	333			313

	No. of labor claims in course at the end of the year	4,795			4,867
	No. of labor claims closed in the year	1,011			552

	6 – MATERIAL INFORMATION REGARDING THE EXERCISE OF CORPORATE CITIZENSHIP

(6)	Ratio between the highest and the lowest salary			19			19
	Number of Occupational Accidents (including accidents with outsourced employees)			254			263

	Total number of consumer complaints and criticisms:
	with the company			43,360			34,106
	with Procon agency			558			515
	in Court			2,649			2,680
	Percentage of complaints and criticisms answered or resolved:
	by the company			99.3%			100.0%
	by Procon agency			100.0%			97.5%
	in Court			17.1%			17.2%

	2015	2016 Targets

Social and environmental projects developed by the company were defined by	Executive board and managers	executive board and managers
Safety and health standards in the workplace were defined by:	all + Cipa	all + Cipa
Regarding freedom of association, collective bargaining rights and internal representation of workers, the company:	encourages and follows ILO standards	encourages and will follow ILO standards
Private pension plans cover:	all	all
Profit sharing includes:	all	all
In the selection of suppliers, the same ethical, social responsibility and environmental standards adopted by the company:	are required	are required
Regarding participation of employees in volunteer work, the company:	organizes and encourages	will organize and encourage

7- WEALTH GENERATION AND DISTRIBUTION	2015	2014

Total added value to be distributed	14,456,447	7,860,056
Value Added Distribution (DVA):
Third Parties	7.9%	9.1%
Personnel	9.3%	15.5%
Government	74.1%	58.4%
Shareholders	2.8%	4.9%
Withheld	5.9%	11.8%

8 - OTHER INFORMATION

• Beginning 2010, the Brazilian Institute of Social and Economic Analyses (Ibase) - Ibase no longer requires use of its Social Balance Sheet standard, given that the Institute understands that this tool and methodology are already commonly used by companies, consulting firms and institutes that promote corporate social responsibility in Brazil. Accordingly, Copel, which had already been using this model since 1999, grounded on Ibase guidance, decided to improve the presentation of its Social Balance Sheet by addressing the information required by NBCT 15, aiming at transparency of its information.

• The Notes (NEs) are an integral part of the Financial Statements and contain other socio-environmental information not included in this Social Balance Sheet.

• This Social Balance Sheet includes data about Copel's holding, wholly-owned subsidiaries, subsidiaries and consortiums, due to the consolidation of the Company's results, except when stated otherwise.

(1) The item "Other Benefits" includes: additional sick pay, extended maternity leave, insurance, additional transportation ticket, disability allowance, accidental death, day-care assistance, education allowance, culture and occupational and medical safety.

(2) Information regarding fines and socio-environmental assessments of the holding and Copel Distribuição S.A., Copel Geração e Transmissão S.A, Copel Telecomunicações S.A., Copel Comercialização S.A. and Copel Renováveis S.A. These original amounts may change according to the answer to the administrative defense submitted to the environmental authority. The amounts of the sanctions are proportional to Copel's equity interest in the developments.
Amounts regarding the Deeds of Commitment - TCs and Conduct Adjustment Agreeements - TACs are included in external or socio-environmental indicators, depending on their nature.

(3) Refer to the program for apprentices, in conflict with the law, terminated in 2014.

(4) This number corresponds to total outsourced workers hired in the period, regardless of the number of hours worked. It does not include the number of outsourced positions; contractors who work in the implementation of Copel Geração e Transmissão and the subsidiaries (Plants, Transmission Lines and substations); or those working on the expansion of the Copel Telecom system.

(5) Not included in the Company's headcount.

7.    COMPOSITION OF GROUPS RESPONSIBLE FOR GOVERNANCE

BOARD OF DIRECTORS
Chairman	Fernando Xavier Ferreira
Executive Secretary	Luiz Fernando Leone Vianna
Members	Mauro Ricardo Machado Costa José Richa Filho Henrique Amarante Costa Pinto Maurício Borges Lemos Carlos Homero Giacomini Marlos Gaio Hélio Marques da Silva
AUDIT COMMITTEE
President	CARLOS HOMERO GIACOMINI
Members	JOSÉ RICHA FILHO Mauro Ricardo Machado Costa
FISCAL COUNCIL
President	Joaquim Antonio Guimarães de Oliveira Portes
Members	George Hermann Rodolfo Tormin Nelson Leal Junior Massao Fabio Oya João Carlos Flor Junior
Alternate Members	Osni Ristow Roberto Brunner Gilmar Mendes Lourenço Jorge Michel Lepeltier Vinícius Flor
EXECUTIVE BOARD
CEO	Luiz Fernando Leone Vianna
Business Management officer	Gilberto Mendes Fernandes
Finance and Investor Relations officer	Luiz Eduardo da Veiga Sebastiani
Business Development officer	Jonel Nazareno Iurk
Institutional Relations officer	Cristiano Hotz
Adjunct officer	PAULO CESAR KRAUSS

ACCOUNTANT
License CRC-PR-041655/O-6	NANCY ATENALIA ALVES

More details of this report:
Investor Relations	Telephone: +55 (41) 3222-2027 ri@copel.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 16, 2016

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.